Filed Pursuant to Rule 424(b)(3)
Registration No. 333-219354

PROSPECTUS

Offer to Exchange

Up to $750,000,000 aggregate principal amount of 3.450% Senior Notes due 2026 (CUSIP No. 960386 AL4) which have been registered under the Securities Act of 1933, as amended, for any and all of our outstanding 3.450% Senior Notes due 2026 (CUSIP Nos. 960386 AJ9 and U96036 AB1).

The exchange offer will expire at 5:00 p.m., New York City time, on August 25, 2017, unless earlier terminated or extended.

The principal features of the exchange offer are as follows:

•	We will issue up to $750,000,000 aggregate principal amount of 3.450% Senior Notes due 2026 (the “exchange notes”) which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), in exchange for any and all of our outstanding 3.450% Senior Notes due 2026 (the “original notes”) that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	The exchange notes will be fully and unconditionally guaranteed, jointly and severally, on an unsecured and unsubordinated basis by each of our current and future subsidiaries that guarantee indebtedness under our senior credit facility or any other debt of ours or any other guarantor.

•	You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

•	The terms of the exchange notes are substantially identical to those of the original notes, except that the transfer restrictions, registration rights and provisions relating to additional interest with respect to the original notes do not apply to the exchange notes.

•	The exchange of exchange notes for original notes will not be a taxable transaction for U.S. federal income tax purposes. You should read the discussion under the caption “Material United States Federal Income Tax Consequences” for more information.

•	Neither Wabtec nor any guarantor will receive any proceeds from the exchange offer.

There is no existing public market for the original notes or the exchange notes. The original notes are not listed on any securities exchange or included in any automated quotation system, and we do not intend to apply for listing of the exchange notes on any securities exchange or for inclusion of the exchange notes in any automated quotation system.

You should consider carefully the “Risk Factors” beginning on page 19 of this prospectus before participating in the exchange offer.

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We and the guarantors have agreed that, starting on the date of the expiration of the exchange offer and ending on the close of business 180 days after the date of the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 26, 2017.

The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the exchange offer described herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale or exchange made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

This prospectus incorporates important business and financial information about Wabtec and the guarantors that is not included in or delivered with this prospectus. Wabtec will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference into this prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests for such copies should be directed to David L. DeNinno, Esq., Executive Vice President, General Counsel and Secretary, Westinghouse Air Brake Technologies Corporation, 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148-0001, Telephone: (412) 825-1000. To obtain timely delivery, you must request the information no later than five business days before August 25, 2017, the expiration date of the exchange offer.

The exchange notes initially will be represented by permanent global certificates in fully registered form without coupons and will be deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company (“DTC”), New York, New York, as depositary.

INDUSTRY AND MARKET DATA

We obtained the market and competitive position data included in and incorporated by reference into this prospectus from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data, and we make no representation as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources. Market and competitive position data involve

i

risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors.”

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 are presented as of December 31, 2015 and 2016 and for each of the three fiscal years ended December 31, 2014, 2015 and 2016. Our unaudited consolidated financial statements incorporated by reference into this prospectus from our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 are presented as of March 31, 2016 and 2017 and for each of the three-month periods ended March 31, 2016 and 2017.

The audited consolidated financial statements of Faiveley Transport S.A. (“Faiveley Transport”) incorporated by reference into this prospectus from our Current Report on Form 8-K/A filed on February 14, 2017 are presented as of March 31, 2016, March 31, 2015 and March 31, 2014 and for the fiscal years of Faiveley Transport then ended. The unaudited consolidated financial statements of Faiveley incorporated by reference into this prospectus from our Current Report on Form 8-K/A filed on February 14, 2017 are presented as of September 30, 2016 and for the six-month period ended September 30, 2016.

Certain unaudited pro forma condensed combined financial information of Westinghouse Air Brake Technologies Corporation as of September 30, 2016 and for the nine months ended September 30, 2016 is incorporated by reference into this prospectus from our Current Report on Form 8-K/A filed on February 14, 2017. In addition, certain unaudited pro forma condensed combined financial information of Westinghouse Air Brake Technologies Corporation for the year ended December 31, 2016 is incorporated by reference into this prospectus from an exhibit to the registration statement of which this prospectus forms a part.

FORWARD-LOOKING STATEMENTS

You should carefully review the information contained in or incorporated by reference into this prospectus. In this prospectus, statements that are not reported financial results or other historical information are “forward-looking statements.” Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. They are based on our management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

You can identify these forward-looking statements by the fact that they do not relate strictly to historic or current facts. They use words such as “anticipates,” “believes,” “estimates,” “expects,” “would,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” and similar expressions in connection with any discussion of future operating or financial performance.

We cannot guarantee that any forward-looking statements will be realized, although we believe that we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Among others, the factors discussed in the “Risk Factors” sections of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and any of our subsequently filed Quarterly Reports on Form 10-Q could cause actual results to differ from those in forward-looking statements included in or incorporated by reference into this prospectus or that we otherwise make. Important factors that could cause actual results to differ materially from those in the forward-looking statements include:

Economic and industry conditions

•	prolonged unfavorable economic and industry conditions in the markets served by us, including North America, South America, Europe, Australia, Asia and South Africa;

•	decline in demand for freight cars, locomotives, passenger transit cars, buses and related products and services;

•	reliance on major original equipment manufacturer customers;

•	original equipment manufacturers’ program delays;

•	demand for services in the freight and passenger rail industry;

•	demand for our products and services;

•	orders either being delayed, cancelled, not returning to historical levels, or reduced or any combination of the foregoing;

•	consolidations in the rail industry;

•	continued outsourcing by our customers;

•	industry demand for faster and more efficient braking equipment;

•	fluctuations in interest rates and foreign currency exchange rates; or

•	availability of credit;

Operating factors

•	supply disruptions;

•	technical difficulties;

•	changes in operating conditions and costs;

•	increases in raw material costs;

•	successful introduction of new products;

•	performance under material long-term contracts;

•	labor relations;

•	the outcome of our existing or any future legal proceedings, including litigation involving our principal customers and any litigation with respect to environmental matters, asbestos-related matters, pension liabilities, warranties, product liabilities or intellectual property claims;

•	completion and integration of acquisitions, including the acquisition of Faiveley Transport; or

•	the development and use of new technology;

Competitive factors

•	the actions of competitors;

Political/governmental factors

•	political stability in relevant areas of the world;

•	future regulation/deregulation of our customers and/or the rail industry;

•	levels of governmental funding on transit projects, including for some of our customers;

•	political developments and laws and regulations, including those related to Positive Train Control; or

•	federal and state income tax legislation; and

Transaction or commercial factors

•	the outcome of negotiations with partners, governments, suppliers, customers or others.

Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove to be inaccurate, actual results could vary materially from those anticipated, estimated or projected. You should bear this in mind as you consider any forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You are advised, however, to consider any additional disclosures that we may make on related subjects in future filings with the Securities and Exchange Commission. You should understand that it is not possible to predict or identify all factors that could cause our actual results to differ. Consequently, you should not consider any list of factors to be a complete set of all potential risks or uncertainties.

PROSPECTUS SUMMARY

Except as otherwise indicated or where the context otherwise requires, in this prospectus, “Wabtec,” “the Company,” “we,” “us” and “our” refer to Westinghouse Air Brake Technologies Corporation and its consolidated subsidiaries. This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference into this prospectus. This summary may not contain all of the information that you should consider before exchanging any of your original notes. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into this prospectus, before making a decision to participate in the exchange offer.

Our Company

We are one of the world’s largest providers of value-added, technology-based equipment, systems and services for the global freight and transit rail industries. We believe we hold a leading market share for many of our core product lines globally. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on most U.S. locomotives, freight cars, passenger transit cars and buses around the world. We had sales of approximately $2.9 billion and $916.0 million and net income attributable to Wabtec shareholders of approximately $304.9 million and $72.0 million in the year ended December 31, 2016 and the three-month period ended March 31, 2017, respectively. In the year ended December 31, 2016 and the three-month period ended March 31, 2017, sales of aftermarket parts and services represented approximately 59% and 57% of total sales, respectively, while sales to customers outside of the United States accounted for approximately 54% and 65% of total sales, respectively.

Industry Overview

We primarily serve the worldwide freight and transit rail industries. As such, our operating results are largely dependent on the level of activity, financial condition and capital spending plans of railroads and passenger transit agencies around the world, and transportation equipment manufacturers who serve those markets. Many factors influence these industries, including general economic conditions; traffic volumes, as measured by freight carloadings and passenger ridership; government spending on public transportation; and investment in new technologies. In general, trends such as increasing urbanization, a focus on sustainability and environmental awareness, an aging equipment fleet and growth in global trade are expected to drive continued investment in freight and transit rail.

According to the 2016 edition of a market study by the Association of the European Rail Industry (“UNIFE”), the accessible global market for railway products and services is more than $100 billion, and it is expected to grow at approximately 3.2% annually through 2021. The three largest geographic markets, which represent approximately 80% of the total accessible market, are Europe, North America and Asia Pacific. Over the next five years, UNIFE projects above-average growth in Asia Pacific and Europe due to overall economic growth and trends such as urbanization and increasing mobility, deregulation, investments in new technologies, energy and environmental issues and increasing government support. The largest product segments of the market are rolling stock, services and infrastructure, which represent almost 90% of the accessible market. Over the next five years, UNIFE projects spending on rolling stock to grow at an above-average rate due to increased investment in passenger transit vehicles. UNIFE estimates that the global installed base of locomotives is approximately 114,000 units, with approximately 32% in Asia Pacific, approximately 25% in North America and approximately 18% in Russia-CIS (Commonwealth of Independent States). We estimate that approximately 3,400 new locomotives were delivered worldwide in 2016, and we expect deliveries of approximately 3,200 new locomotives in 2017. UNIFE estimates the global installed base of freight cars is approximately 5.5 million units, with approximately 37% in North America, approximately 26% in Russia-CIS and approximately 20% in Asia Pacific. We estimate that approximately 108,000 new freight cars were delivered worldwide in 2016, and we expect deliveries of approximately 97,000 new freight cars in 2017. UNIFE estimates the global installed base of passenger transit vehicles to be approximately 569,000 units, with approximately 43% in Asia Pacific, approximately 32% in Europe and approximately 14% in Russia-CIS. UNIFE estimates that approximately 208,000 new passenger transit vehicles were ordered annually from 2013 to 2015, and that approximately 184,000 new passenger transit vehicles will be ordered annually from 2016 to 2018.

In Europe, the majority of the rail system serves the passenger transit market, which is expected to continue growing as energy and environmental factors encourage continued investment in public mass transit. France, Germany and the United Kingdom are the largest Western European transit markets, representing almost two-thirds of industry spending in the European Union. UNIFE projects the Western European rail market to grow at approximately 3.6% annually during the next five years, led by investments in new rolling stock in France and Germany. Significant investments are also expected in Turkey, the largest market in Eastern Europe. Approximately 75% of freight traffic in Europe is hauled by truck, while rail accounts for approximately 20%. The largest freight markets in Europe are Germany, Poland and the United Kingdom. In recent years, the European Commission has adopted a series of measures designed to increase the efficiency of the European rail network by standardizing operating rules and certification requirements. UNIFE believes that adoption of these measures should have a positive effect on ridership and investment in public transportation over time.

In North America, railroads carry approximately 40% of intercity freight, as measured by ton-miles, which is more than any other mode of transportation. Through direct ownership and operating partnerships, U.S. railroads are part of an integrated network that includes railroads in Canada and Mexico, forming what is regarded as the world’s most-efficient and lowest-cost freight rail service. There are more than 500 railroads operating in North America, with the largest railroads, referred to as “Class I,” accounting for more than 90% of the industry’s revenues. The railroads carry a wide variety of commodities and goods, including coal, metals, minerals, chemicals, grain and petroleum. These commodities represent approximately 55% of total rail carloadings, with intermodal carloads accounting for the rest. Railroads operate in a competitive environment, especially with the trucking industry, and are always seeking ways to improve safety, cost and reliability. New technologies offered by Wabtec and others in the industry can provide some of these benefits. Demand for our freight related products and services in North America is driven by a number of factors, including rail traffic, and production of new locomotives and new freight cars. In the United States, the passenger transit industry is dependent largely on funding from federal, state and local governments and from fare box revenues. Demand for North American passenger transit products is driven by a number of factors, including government funding, deliveries of new subway cars and buses and ridership. The U.S. federal government provides money to local transit authorities, primarily to fund the purchase of new equipment and infrastructure for their transit systems.

Growth in the Asia Pacific market has been driven mainly by the continued urbanization of China and India and by investments in freight rail rolling stock and infrastructure in Australia to serve its mining and natural resources markets. During the next five years, UNIFE expects India to make significant investments in rolling stock and infrastructure to modernize its rail system; for example, the country has awarded a 1,000-unit locomotive order to a U.S. manufacturer. UNIFE expects the increased spending in India to offset decreased spending on very-high-speed rolling stock in China during the next five years.

Other key geographic markets include Russia-CIS and Africa-Middle East. With approximately 1.4 million freight cars and approximately 20,000 locomotives, Russia-CIS is among the largest freight rail markets in the world, and it is expected to invest in both freight and transit rolling stock. PRASA, the Passenger Rail Agency of South Africa, is expected to continue to invest in new transit cars and new locomotives. According to UNIFE, emerging markets are expected to grow at above-average rates as global trade creates increases in freight volumes and urbanization leads to increased demand for efficient mass-transportation systems. As this growth occurs, we expect to have additional opportunities to provide products and services in these markets.

In its study, UNIFE also said it expects increased investment in digital tools for data and asset management and in rail control technologies, both of which would improve efficiency in the global rail industry during the next five years. UNIFE said data-driven asset management tools have the potential to reduce equipment maintenance costs and improve asset utilization, while rail control technologies have been focused on increasing track capacity, improving operational efficiency and ensuring safer railway traffic. We offer products and services to help customers make ongoing investments in these initiatives.

Business Segments and Products

We provide our products and services through two principal business segments, the Freight Segment and the Transit Segment, both of which have different market characteristics and business drivers. The acquisition of Faiveley Transport significantly strengthened our capabilities and presence in the worldwide transit market.

The Freight Segment primarily manufactures and services components for new and existing locomotives and freight cars; supplies rail control and infrastructure products including electronics, positive train control equipment, and signal design and engineering services; overhauls locomotives; and provides heat exchangers and cooling systems for rail and other industrial markets. Customers include large, publicly traded railroads, leasing companies, manufacturers of original equipment such as locomotives and freight cars, and utilities. Demand is primarily driven by general economic conditions; traffic volumes, as measured by freight carloadings; investment in new technologies; and deliveries of new locomotives and freight cars. In the year ended December 31, 2016 and the three-month period ended March 31, 2017, the Freight Segment accounted for 53% and 38% of our total sales, respectively, with about 59% and 60% of its sales in the United States, respectively. In the year ended December 31, 2016 and the three-month period ended March 31, 2017, slightly more than half of the Freight Segment’s sales were in aftermarket.

The Transit Segment, mainly operating worldwide as Faiveley Transport, primarily manufactures and services components for new and existing passenger transit vehicles, typically regional trains, high speed trains, subway cars, light-rail vehicles and buses; supplies rail control and infrastructure products including electronics, positive train control equipment, and signal design and engineering services; builds new commuter locomotives; and refurbishes passenger transit vehicles. Customers include public transit authorities and municipalities, leasing companies and manufacturers of passenger transit vehicles and buses around the world. Demand in the transit market is primarily driven by general economic conditions, passenger ridership levels, government spending on public transportation, and investment in new rolling stock. In the year ended December 31, 2016 and the three-month period ended March 31, 2017, the Transit Segment accounted for 47% and 62% of our total sales, respectively, with about 33% and 20% of its sales in the United States, respectively. In the year ended December 31, 2016 and the three-month period ended march 31, 2017, approximately 63% and 55%, respectively, of the Transit Segment’s sales were in the aftermarket, with the remainder in the original equipment market. The addition of Faiveley Transport’s key products strengthens our presence in the following areas: high-speed braking and door systems; heating, ventilation and air conditioning systems; pantographs and power collection; information systems; platform screen doors and gates; couplers; and aftermarket services, maintenance and spare parts. Geographically, our presence in the European and Asia Pacific transit markets has been strengthened significantly through the acquisition of Faiveley Transport.

Following is a summary of our leading product lines in both aftermarket and original equipment across both of our business segments:

Specialty Products & Electronics:

•	Positive Train Control equipment and electronically controlled pneumatic braking products

•	Railway electronics, including event recorders, monitoring equipment and end of train devices

•	Signal design and engineering services

•	Freight car trucks and couplers

•	Draft gears, couplers and slack adjusters

•	Air compressors and dryers

•	Heat exchangers and cooling products for locomotives and power generation equipment

•	Track and switch products

Brake Products:

•	Railway braking equipment and related components for Freight and Transit applications, including high-speed passenger transit vehicles

•	Friction products, including brake shoes, discs and pads

Remanufacturing, Overhaul and Build:

•	New commuter and switcher locomotives

•	Transit car and locomotive overhaul and refurbishment

Transit Products:

•	Heating, ventilation and air conditioning equipment

•	Doors for buses and subway cars

•	Platform screen doors

•	Pantographs

•	Window assemblies

•	Couplers

•	Accessibility lifts and ramps for buses and subway cars

•	Traction motors

We have become a leader in the freight and transit rail industries by capitalizing on the strength of our existing products, technological capabilities and new product innovation, and by our ability to harden products to protect them from severe conditions, including extreme temperatures and high-vibration environments. Supported by our technical staff of over 2,900 engineers and specialists, we have extensive experience in a broad range of product lines, which enables us to provide comprehensive, systems-based solutions for our customers.

Over the past several years, we introduced a number of significant new products, including electronic braking equipment and train control equipment that encompasses onboard digital data and global positioning communication protocols. In the United States, for example, the Federal Railroad Administration approved the use of our Electronic Train Management System®, or Positive Train Control (“PTC”) technology, which offers safety benefits to the rail industry. PTC includes on-board locomotive computer and related software, which must be installed on a majority of the locomotives and track in the United States to meet the requirements of a 2008 rail safety bill. With our Electronic Train Management System®, we are the leading supplier of this on-board train control equipment, and we are working with the U.S. Class I railroads, commuter rail authorities and other industry suppliers to implement this technology by the deadline of December 31, 2018. In the year ended

December 31, 2016 and the three-month period ended March 31, 2017, we recorded approximately $345 million and $68 million, respectively, of revenue from freight and transit train control and signaling projects, which includes PTC. New products introduced for the transit market in recent years include HVAC inverter integrated solutions, brake discs, and platform doors and gates.

Competitive Strengths

Our key strengths include:

•	Leading market positions in core products. Dating back to 1869 and George Westinghouse’s invention of the air brake, we are an established leader in the development and manufacture of pneumatic braking equipment for freight and passenger transit vehicles. Faiveley Transport, founded nearly 100 years ago, has a long history and is a market leader for its core products, including pantographs, automatic door mechanisms and air conditioning systems. We have leveraged our leading positions by focusing on research and engineering to expand beyond pneumatic braking components to supplying integrated parts and assemblies for the locomotive through the end of the train. We are a recognized leader in the development and production of electronic recording, measuring and communications systems, positive train control equipment, highly engineered compressors and heat exchangers for locomotives, and a leading manufacturer of freight car components, including electronic braking equipment, draft gears, trucks, brake shoes and electronic end-of-train devices. We are also a leading provider of braking equipment; heating, ventilation and air conditioning equipment; door assemblies and platform screen doors; lifts and ramps; couplers and current collection equipment, such as pantographs, for passenger transit vehicles.

•	Breadth of product offering with a stable mix of original equipment market (OEM) and aftermarket business. Our product portfolio is one of the broadest in the rail industry, as we offer a wide selection of quality parts, components and assemblies across the entire train and worldwide. We provide our products in both the original equipment market and the aftermarket. Our substantial installed base of products with end-users such as the railroads and the passenger transit authorities is a significant competitive advantage for providing products and services to the aftermarket because these customers often look to purchase safety- and performance-related replacement parts from the original equipment components supplier. In addition, as OEMs and railroad operators attempt to modernize fleets with new products designed to improve and maintain safety and efficiency, these products must be designed to be interoperable with existing equipment. On average, over the last several years, more than 61% of our total net sales has come from our aftermarket products and services business.

•	Leading design and engineering capabilities. We believe a hallmark of our relationship with our customers has been our leading design and engineering practice, which has, in our opinion, assisted in the improvement and modernization of global railway equipment. We believe both our customers and the government authorities value our technological capabilities and commitment to innovation, as we seek not only to enhance the efficiency and profitability of our customers, but also to improve the overall safety of the railways through continuous improvement of product performance. We have an established record of product improvements and new product development. We have assembled a wide range of patented products, which we believe provides us with a competitive advantage. We currently own approximately 2,382 active patents worldwide and approximately 683 U.S. patents. During the last three years, we have filed for more than 437 patents worldwide in support of our new and evolving product lines. These figures include Faiveley Transport’s patent portfolio, which has been a key factor in its success, as well.

•

Experience with industry regulatory requirements. The freight rail and passenger transit industries are governed by various government agencies and regulators in each country and region. These groups mandate rigorous manufacturer certification, new product testing and approval processes that we believe are difficult for new entrants to meet cost-effectively and efficiently without the scale and extensive experience we possess. Certification processes are lengthy and often require local presence and expertise. In addition, each transit agency places a high degree of importance on vehicle customization, which requires experience and technical expertise to meet ever-evolving specifications.

•	Experienced management team and the Wabtec Excellence Program (WEP), formerly known as the Wabtec Performance System. Our lean manufacturing and continuous improvement initiatives have been a part of our culture for more than 25 years and have enabled us to manage successfully through cycles in the rail supply market. With the acquisition of Faiveley Transport, which introduced its Worldwide Excellence Program several years ago, we have combined the best practices of both organizations into WEP. We expect WEP will drive a successful integration of Wabtec and Faiveley Transport, will result in a reduced cost structure and will ensure standardized excellence in all processes. By using WEP as our operational foundation, we will strive for continuous improvements in safety, quality, cost, delivery and all aspects of serving our customers and other stakeholders.

Business Strategy

Using WEP, we strive to generate sufficient cash to invest in our growth strategies and to build on what we consider to be a leading position as a low-cost producer in the industry while maintaining world-class product quality, technology and customer responsiveness. Through WEP and employee-directed initiatives such as Kaizen, a Japanese-developed team concept, we continuously strive to improve quality, delivery and productivity, and to reduce costs such as global sourcing and supply chain management. These practices enable us to streamline processes, improve product reliability and customer satisfaction, reduce product cycle times and respond more rapidly to market developments. We also rely on our functional experts across various disciplines to train, coach and share best practices throughout the corporation, while benchmarking against best-in-class competitors and peers. Over time, we believe the principles of WEP will enable us to continue to increase operating margins, improve cash flow and strengthen our ability to invest in the following growth strategies:

•	Product innovation and new technologies. We continue to emphasize innovation and development funding to create new and improved products. We are focusing on technological advances, especially in the areas of electronics, braking products and other on-board equipment, as a means of new product growth. We seek to provide customers with incremental technological advances that offer immediate benefits with cost-effective investments.

•	Global and market expansion. We believe that international markets represent a significant opportunity for future growth. In the year ended December 31, 2016 and the three-month period ended March 31, 2017, our sales to non-U.S. customers were $1.6 billion and $591 million, respectively, including export sales from our U.S. operations of $470.5 million and $117.5 million, respectively. We intend to increase our existing international sales through strategic acquisitions, direct sales of products through our existing subsidiaries and licensees, and joint ventures with railway suppliers which have a strong presence in their local markets. We are specifically targeting markets that operate significant fleets of U.S.-style locomotives and freight cars, including Australia, Brazil, China, India, Russia, South Africa, and other select areas within Europe and South America. In addition, we have opportunities to increase the sale of certain products that we currently manufacture for the rail industry into other industrial markets, such as mining, off-highway and energy. These products include heat exchangers and friction materials.

•

Aftermarket products and services. Historically, aftermarket sales are less cyclical than OEM sales because a certain level of aftermarket maintenance and service work must be performed, even during an industry slowdown. In the year ended December 31, 2016 and the three-month period ended March 31, 2017, our aftermarket sales and services represented approximately 59% and 57%, respectively, of our total sales across both of our business segments. We provide aftermarket parts and services for our components, and we are seeking to expand this business with customers who currently perform the work in-house. In this way, we expect to take advantage of the rail industry trend toward outsourcing, as railroads and transit authorities focus on their core function of transporting goods and people.

•	Acquisitions, joint ventures and alliances. We invest in acquisitions, joint ventures and alliances using a disciplined, selective approach and rigorous financial criteria. These transactions are expected to meet the financial criteria and contribute to our growth strategies of product innovation and new technologies, global expansion, and aftermarket products and services. We believe these expansion strategies will help us to grow profitably, expand geographically, and dampen the impact from potential cycles in the North American rail industry.

Acquisition of Faiveley Transport

On October 6, 2015, we announced that we entered into a definitive share purchase agreement to acquire from Financière Faiveley S.A., Famille Faiveley Participations, François Faiveley and Erwan Faiveley (collectively, the “Sellers”) approximately 51% of Faiveley Transport. We also entered into a definitive tender offer agreement with Faiveley Transport on October 6, 2015. On October 24, 2016, we entered into amendments to that definitive share purchase agreement (as so amended, the “Share Purchase Agreement”) and that tender offer agreement (as so amended, the “Tender Offer Agreement”). In this prospectus, we refer to these agreements, as amended, collectively as the “Transaction Agreements.” In this prospectus, we also refer to the share purchases contemplated by the Share Purchase Agreement collectively as the “Faiveley Family Share Purchase,” the tender offer contemplated by the Tender Offer Agreement as the “Tender Offer” and the transactions contemplated by the Transaction Agreements collectively as the “Acquisition.”

Under the Share Purchase Agreement, we agreed to purchase approximately 51% of Faiveley Transport’s ordinary shares from members of the Faiveley family for €100 per ordinary share, payable between 25% and 45% in cash with the remainder in our common stock. On November 30, 2016, we completed the Faiveley Family Share Purchase, purchasing 7,475,537 ordinary shares of Faiveley Transport owned in the aggregate by the Sellers, representing a total of approximately 51% of the outstanding share capital of Faiveley Transport, pursuant to the Share Purchase Agreement, with approximately 25% of the consideration, or approximately $212 million, paid in cash, and the remaining consideration consisting of approximately 6.3 million shares of our common stock.

Pursuant to the terms of the Tender Offer Agreement, after the completion of the Faiveley Family Share Purchase, we filed with the Autorité des Marchés Financiers (the “AMF”) in France a mandatory tender to purchase all of the remaining ordinary shares of Faiveley Transport not purchased in the Faiveley Family Share Purchase. On December 22, 2016, the AMF issued a clearance decision on the tender offer information memorandum relating to the Tender Offer. The Tender Offer was open from December 27, 2016 through January 30, 2017. On February 3, 2017, we announced the closing of the Tender Offer. In the Tender Offer, we acquired a total of 4,065,860 Faiveley Transport ordinary shares, including 3,816,195 ordinary shares pursuant to the cash offer for €100 per ordinary share and 249,665 ordinary shares pursuant to the exchange offer for 15 shares of our common stock for every 13 ordinary shares of Faiveley Transport, or an aggregate of 288,075 shares of our common stock.

Taking into account the ordinary shares that we already held after the Faiveley Family Share Purchase, we therefore held approximately 78.2% of the share capital and approximately 76.3% of the voting rights of Faiveley Transport following the initial Tender Offer. In accordance with the applicable regulation in France, the Tender Offer reopened from February 14, 2017 to March 6, 2017. In the subsequent Tender Offer, we acquired an additional 2,856,110 ordinary shares of Faiveley Transport. Immediately following the completion of the subsequent Tender Offer, we held approximately 98.5% of the share capital and approximately 97.7% of the voting rights of Faiveley Transport. On March 21, 2017, we announced that we completed the acquisition of the remaining ordinary shares of Faiveley Transport by implementing a mandatory squeeze-out procedure at the price of €100 for each outstanding Faiveley Transport ordinary share. As a result, Faiveley Transport’s ordinary shares were delisted from Euronext Paris, and Faiveley Transport became a wholly owned subsidiary of ours.

Additional Information

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148-0001. Our telephone number is (412) 825-1000. Our Internet address is www.wabtec.com. Information on, or accessible through, our website is not part of or incorporated by reference into this prospectus.

Summary of the Exchange Offer

On November 3, 2016, we completed the private placement of the original notes in the aggregate principal amount of $750,000,000. As part of that private placement, we entered into a registration rights agreement with the initial purchasers of the original notes (the “registration rights agreement”) in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the original notes. Below is a summary of the terms of the exchange offer. For a more complete discussion of the exchange offer, see “The Exchange Offer” in this prospectus.

Original Notes	3.450% Senior Notes due 2026 which were issued in a private placement on November 3, 2016.

Exchange Notes	3.450% Senior Notes due 2026 which have been registered under the Securities Act. The terms of the exchange notes are substantially identical to those of the original notes, except that the transfer restrictions, registration rights and provisions relating to additional interest with respect to the original notes do not apply to the exchange notes.

Exchange Offer	As of the date of this prospectus, there are $750,000,000 aggregate principal amount of original notes outstanding. We are offering to exchange up to $750,000,000 aggregate principal amount of exchange notes in exchange for a like principal amount of original notes. This exchange offer is intended to satisfy our obligations under the registration rights agreement.

In order to be exchanged, original notes must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer will be exchanged.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 25, 2017 (the “expiration date”), unless we earlier terminate or extend the exchange offer. We currently do not intend to extend the expiration of the exchange offer.

Representations	By tendering your original notes, you represent to us that:

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the exchange offer in the ordinary course of your business;

•	you are not engaged in or intend to engage in, and do not have an arrangement or understanding with any person to participate in, a distribution, as defined in the Securities Act, of the exchange notes you will receive in the exchange offer;

•	you are not holding original notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering of original notes; and

•	you are not acting on behalf of a person who, to your knowledge, falls into any of the above categories.

For further information regarding resales of the exchange notes by participating broker-dealers, see “Plan of Distribution.”

Withdrawal of Tenders; Return of Original Notes Not Accepted for Exchange	Tenders of original notes in the exchange offer may be withdrawn at any time prior to the expiration date. We will exchange the exchange notes for validly tendered original notes promptly following the expiration date. Any original notes that are not accepted for exchange for any reason will be returned by us, at our expense, to the tendering holder promptly after the expiration or termination of the exchange offer. See “The Exchange Offer — Withdrawal of Tenders.”

Accrued Interest	No interest will be paid on either the exchange notes or the original notes at the time the exchange offer is completed. The exchange notes will bear interest from and including the last interest payment date on which interest has been paid on the original notes. If your original notes are accepted for exchange in the exchange offer, you will receive interest on the exchange notes and not on the original notes following the completion of the exchange offer. Any original notes not tendered in the exchange offer will remain outstanding and continue to accrue interest according to their terms following the completion of the exchange offer. Interest will be payable on the exchange notes delivered in exchange for original notes on the first interest payment date after the expiration date. See “Description of the Securities — Interest on the Notes.”

Conditions to the Exchange Offer	The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange. The exchange offer is subject to customary conditions, which we may assert or waive. See “The Exchange Offer — Conditions” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Original Notes	All of the original notes were issued in book-entry form, and all of the original notes are currently represented by global certificates registered in the name of Cede & Co., the nominee of DTC. Each holder of original notes wishing to participate in the exchange offer must follow procedures of DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and procedures of that program. The ATOP procedures require that (i) the exchange agent receive, prior to the expiration date, a computer-generated message known known as an “agent’s message” that is transmitted through ATOP and (ii) DTC confirm that:

•	DTC has received instructions to exchange your original notes; and

•	you agree to be bound by the terms of the letter of transmittal.

See “The Exchange Offer — Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your original notes but cannot properly do so prior to the expiration date, you may tender your original notes according to the guaranteed delivery procedures set forth in “The Exchange Offer — Guaranteed Delivery Procedures”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender original notes in the exchange offer, you should contact the registered owner promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your original notes, either make appropriate arrangements to register ownership of the original notes in your name or obtain a properly completed bond power from the registered holder. See “The Exchange Offer — Procedures for Tendering.”

Delivery of Exchange Notes	Subject to the conditions stated under the heading “The Exchange Offer — Conditions,” we will accept for exchange any and all original notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The exchange notes to be issued in exchange for any properly tendered original notes will be delivered as soon as practicable after the expiration date. If any valid tender of original notes is subsequently validly withdrawn or if we decide for any reason not to accept any original notes tendered for exchange because they have not been tendered properly, the withdrawn or unaccepted original notes will be returned to the tendering holder or credited to the tendering holder’s account at DTC, as the case may be, promptly after the expiration or termination of the exchange offer. See “The Exchange Offer — General.”

Regulatory Approvals	Other than under applicable federal securities laws, there are no federal or state regulatory requirements with which we must comply, and there are no approvals which we must obtain, in connection with the exchange offer.

Material United States Federal Tax Consequences	Your exchange of original notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Material United States Federal Tax Consequences.”

Exchange Agent	Wells Fargo Bank, National Association is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading “The Exchange Offer — Exchange Agent.”

Use of Proceeds	Neither we nor any guarantor will receive any cash proceeds from the issuance of exchange notes or related guarantees in the exchange offer. See “Use of Proceeds.”

Resales	Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued to third parties that are not related to us, we believe that the exchange notes to be issued in the exchange offer generally may be offered for resale, resold or otherwise transferred without further compliance with the registration and prospectus delivery provisions of the Securities Act as long as:

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the exchange offer in the ordinary course of your business;

•	you are not engaged in or intend to engage in, and do not have an arrangement or understanding with any person to participate in, a distribution, as defined in the Securities Act, of the exchange notes you will receive in the exchange offer;

•	you are not holding original notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering of original notes; and

•	you are not acting on behalf of a person who, to your knowledge, falls into any of the above exceptions.

Our belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to this exchange offer. We do not intend to seek our own interpretation from the SEC with respect to this exchange offer. See “The Exchange Offer — Eligibility; Transferability.”

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Consequences of Not Exchanging Original Notes	Original notes that are not properly tendered in the exchange offer will continue to be subject to their existing transfer restrictions. We will have no further obligation, except under limited circumstances, to provide for registration of any resale of such original notes under the Securities Act. In general, you may offer or sell your original notes only if:

•	the offer and sale of your original notes is registered under the Securities Act and applicable state securities laws;

•	your original notes are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	your original notes are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We currently do not anticipate that we will register any resales of original notes under the Securities Act. See “The Exchange Offer — Consequences of Failure to Tender.”

Registration Rights Agreement .	On the date of the initial issuance of the original notes, we entered into the registration rights agreement for the benefit of all of the holders of the original notes. Under the terms of the registration rights agreement, we agreed to file with the SEC a registration statement relating to an offer to exchange the original notes for substantially similar notes. This exchange offer is being conducted to satisfy our obligations under the registration rights agreement.

If we do not, among other things, complete the exchange offer within 365 days of November 3, 2016, the interest rate borne by the original notes will be increased at a rate of 0.25% per annum with respect to the first 90-day period following such deadline and an additional 0.25% per annum with respect to each subsequent 90-day period, up to a maximum of 0.50% per annum, until the registration default has been cured.

Under some circumstances set forth in the registration rights agreement, holders of original notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell exchange notes received in the exchange offer, may require us to file, and cause to become effective, a shelf registration statement covering resales of the original notes by these holders.

A copy of the registration rights agreement is incorporated by reference into this prospectus from an exhibit to the registration statement of which this prospectus forms a part.

See “The Exchange Offer.”

Risk Factors	You should consider carefully the information set forth in the section of this prospectus entitled “Risk Factors” and all the other information included in or incorporated by reference into this prospectus in deciding whether to participate in the exchange offer.

Summary of the Terms of the Exchange Notes

The following is a summary of the terms of the exchange notes. The form and terms of the exchange notes are identical in all material respects to those of the applicable original notes, except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes. The exchange notes will be governed by the same indenture as the original notes. For a more complete description of the terms of the exchange notes, see “Description of the Securities.”

Issuer	Westinghouse Air Brake Technologies Corporation

Securities Offered	Up to $750,000,000 aggregate principal amount of 3.450% Senior Notes due 2026. The exchange notes will be of the same class as the original notes.

Maturity Date	Unless earlier redeemed or repurchased by us, the exchange notes will mature on November 15, 2026.

Interest Rate	3.450% per year

Interest Payment Dates	May 15 and November 15. The exchange notes will bear interest from and including the last interest payment date on which interest has been paid on the original notes. Interest will be payable on the exchange notes delivered in exchange for original notes on the first interest payment date after the expiration date. See “Description of the Securities — Interest on the Notes.”

Guarantees	The exchange notes will be fully and unconditionally guaranteed, jointly and severally, on an unsecured and unsubordinated basis by each of our current and future subsidiaries that guarantee indebtedness under our senior credit facility or any other debt of ours or any other guarantor. See “Description of the Securities — Guarantees.”

Optional Redemption

We may redeem the exchange notes, at our option, at any time in whole or from time to time in part, prior to August 15, 2026 (three months prior to their maturity date), at a price equal to the greater of (i) 100% of the principal amount of the exchange notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points, in either case plus accrued interest on the principal amount being redeemed to the redemption date. On and after August 15, 2026 (three months prior to their maturity date), we may redeem the exchange notes at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the exchange notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes being redeemed to such redemption date. See “Description of the Securities — Optional Redemption.”

Change of Control	Upon the occurrence of a change of control triggering event, we will be required to make an offer to purchase the exchange notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See “Description of the Securities — Offer to Repurchase Upon Change of Control Triggering Event.”

No Special Mandatory Redemption	The terms of the original notes provided that if the closing of the Faiveley Family Share Purchase had not occurred on or prior to June 1, 2017, or if the Transaction Agreements were terminated at any time prior thereto, the outstanding original notes and exchange notes, if any, would have been subject to a special mandatory redemption at a price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but not including, the 20th business day following the earlier of June 1, 2017 and the date on which the Transaction Agreements were terminated.

Because the closing of the Faiveley Family Share Purchase occurred on November 30, 2016, and the Transaction Agreements were not terminated at any time prior thereto, the original notes no longer are, and the exchange notes will not be, subject to a special mandatory redemption. See “Description of the Securities — No Special Mandatory Redemption.”

Certain Indenture Provisions	The indenture governing the exchange notes contains certain covenants and restrictions which limit among other things, the following: change in control, mergers and consolidations, the incurrence of liens and the entrance into sale and leaseback transactions. See “Description of the Securities — Covenants.”

Ranking	The exchange notes and the related guarantees will be unsecured, unsubordinated obligations of the Company and the applicable guarantors, respectively, and will:

•	rank equally in right of payment to all of the Company’s and the applicable guarantor’s respective existing and future unsecured unsubordinated indebtedness;

•	rank senior in right of payment to all of the Company’s and the applicable guarantor’s existing and future subordinated indebtedness that is subordinated in right of payment to the notes or the applicable subsidiary guarantee, respectively;

•	be effectively subordinated to all of the Company’s and its subsidiaries’ existing and future secured indebtedness to the extent of the value of the Company’s assets and the assets of the Company’s subsidiaries securing such indebtedness; and

•	be structurally subordinated to all of the existing and future indebtedness and other liabilities of the Company’s non-guarantor subsidiaries.

As of March 31, 2017, we had approximately $1.9 billion of indebtedness outstanding on a consolidated basis.

Material U.S. Federal Income Tax Considerations
You are urged to consult your own tax advisors with respect to the federal, state, local and foreign tax consequences of purchasing, owning and disposing of exchange notes. See “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds	Neither we nor any guarantor will receive any cash proceeds from the issuance of the exchange notes or related guarantees, respectively. See “Use of Proceeds.”

Trustee	The trustee for the original notes is, and the trustee for the exchange notes will be, Wells Fargo Bank, National Association.

Governing Law	The indenture and the original notes are, and the exchange notes will be, governed by the laws of the United States and the State of New York.

Wabtec Summary Consolidated Financial Data

We derived the summary consolidated financial data shown below as of December 31, 2014, 2015 and 2016 and for each of the years then ended from our audited consolidated financial statements. We derived the summary consolidated financial data shown below as of March 31, 2016 and 2017 and for each of the three-month periods then ended from our unaudited consolidated financial statements. The unaudited consolidated financial statements from which we derived this data were prepared on the same basis as the audited consolidated financial data and include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our results of operations and financial condition as of the periods presented. You should read the following financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, which are incorporated by reference into this prospectus, as well as the audited and unaudited historical consolidated financial statements of Faiveley Transport and the related pro forma financial information that are incorporated by reference into this prospectus.

	Year Ended December 31,			(Unaudited) Three Months Ended March 31,
($ in thousands)	2014	2015	2016	2016	2017
Income statement data:
Net sales	$3,044,454	$3,307,998	$2,931,188	$772,031	$916,034
Gross profit	935,982	1,047,816	924,239	255,180	269,707
Operating expenses	(408,873)	(440,249)	(465,878)	(112,999)	(154,849)

Income from operations	527,109	607,567	458,361	142,181	114,858

Interest expense, net	(17,574)	(16,888)	(42,561)	(4,871)	(17,712)

Other income (expense), net	(1,680)	(5,311)	(2,963)	154	2,319

Net income attributable to Wabtec shareholders	$351,680	$398,628	$304,887	$94,163	$73,889

Balance sheet data (at end of period):
Working capital	$899,062	$875,244	$1,420,992	$1,028,897	$694,826
Total assets	3,303,841	3,329,513	6,581,018	3,380,785	6,030,899
Long-term debt	520,403	691,805	1,762,967	801,883	1,782,624
Total debt	521,195	692,238	1,892,776	801,984	1,869,997
Cash and cash equivalents	425,849	226,191	398,484	262,774	280,179
Total equity	1,808,298	1,701,339	2,976,825	1,678,386	2,368,768

Cash-flow information:
Net cash provided by operating activities	472,385	448,260	449,307	75,566	(26,096)
Net cash used for investing activities	(347,678)	(380,136)	(775,065)	(8,630)	(63,076)
Net cash provided by (used for) financing activities	25,506	(248,914)	524,194	(40,037)	(39,473)

RISK FACTORS

You should carefully consider the following factors and those described in our Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q under “Risk Factors,” as well as the other information contained or incorporated by reference into this prospectus, before deciding to participate in the exchange offer. Any of these risks or other risks and uncertainties not presently known to us or that we currently deem immaterial could materially adversely affect our business, financial condition, results of operations and cash flow, which could in turn materially adversely affect the price of the exchange notes. If any of the following risks and uncertainties develops into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected. In that case, the trading price of the exchange notes could decline and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described below and elsewhere in this prospectus and the documents incorporated herein by reference. See “Forward-Looking Statements.”

Risks Related to the Exchange Offer

You may have difficulty selling any original notes that you do not exchange.

If you do not exchange all of your original notes for exchange notes pursuant to the exchange offer, the original notes that you continue to hold after we have completed the exchange offer will continue to be subject to the currently existing transfer restrictions. The original notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and, in any case, in compliance with applicable state securities laws. We do not anticipate that we will register any resales of the original notes under the Securities Act, except as may be required under the registration rights agreement. After the exchange offer is consummated, the trading market for the remaining untendered original notes may be small and inactive. Consequently, you may find it difficult to sell any original notes you continue to hold because there will be fewer original notes outstanding.

Failure to comply with the exchange offer procedures could prevent a holder from exchanging its original notes.

Holders of the original notes are responsible for fully complying with all exchange offer procedures. The issuance of exchange notes in exchange for original notes will occur only upon completion of the procedures described in this prospectus under “The Exchange Offer.” Therefore, holders of original notes who wish to exchange them for exchange notes should allow sufficient time for timely completion of the exchange procedures. Neither we nor the exchange agent are obligated to extend the offer or notify you of any failure to follow the proper procedures.

Some holders of the exchange notes may be required to comply with the registration and prospectus delivery requirements of the Securities Act.

If you exchange your original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, a broker-dealer which purchased original notes for its own account as part of market-making or trading activities must deliver a prospectus when it resells the exchange notes it receives in the exchange offer. Our obligation to make this prospectus available to broker-dealers is limited. We cannot assure you that a proper prospectus will be available to broker-dealers wishing to resell their exchange notes. Further, any commission or concessions received by a broker-dealer in connection with any resale of exchange notes may be deemed to be underwriting compensation under the Securities Act.

Risks Related to the Exchange Notes

Repayment of our debt, including the exchange notes, is dependent on cash flow generated by our subsidiaries.

Our subsidiaries own a significant portion of our assets and conduct a significant portion of our operations. Accordingly, repayment of our indebtedness, including the exchange notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Not all of our subsidiaries will guarantee the exchange notes, and holders of the exchange notes will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries to the extent that such subsidiaries do not guarantee the exchange notes. In particular, Faiveley Transport and its subsidiaries initially will not, and are not expected any point to, guarantee the exchange notes, as these entities do not, and are not expected to, guarantee any other indebtedness of ours or of any other guarantor of the exchange notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of that subsidiary’s indebtedness and its trade creditors generally will be entitled to payment of their claims from the assets of the subsidiary before any assets are made available for distribution to us. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the exchange notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the exchange notes.

The exchange notes and the related guarantees will be unsecured and effectively subordinated to our and our guarantors’ existing and future secured indebtedness and structurally subordinated to any existing or future indebtedness and other liabilities of our non-guarantor subsidiaries (including the subsidiaries of the guarantors).

The exchange notes and the related guarantees will be unsecured, unsubordinated obligations of the Company and each guarantor, respectively, ranking equally in right of payment to all of the Company’s or the applicable guarantor’s respective existing and future unsecured, unsubordinated indebtedness. The exchange notes and the related guarantees will be effectively subordinated to all of the Company’s and each guarantor’s respective existing and future secured indebtedness to the extent of the respective value of the Company’s assets and the assets of the Company’s subsidiaries securing such indebtedness and will be structurally subordinated to all of the existing and future indebtedness and other liabilities of the Company’s non-guarantor subsidiaries. The indenture governing the exchange notes and the related guarantees permits the Company and its subsidiaries to incur certain secured debt. If the Company or any of the guarantors incur any secured debt, the assets and the assets of our subsidiaries securing such debt will be subject to prior claims by secured creditors. In the event of the Company’s or any of the guarantors’ bankruptcy, liquidation, reorganization or other winding up, any assets of such entity that secure debt will be available to pay obligations on the exchange notes only after all debt secured by those assets has been repaid in full. Holders of the exchange notes will participate in the remaining assets of the Company or the applicable guarantor, as the case may be, ratably with all of such entity’s unsecured, unsubordinated creditors, including trade creditors.

In addition, if the Company or any guarantor incurs any additional debt that ranks equally with the exchange notes or the related guarantees, respectively, the holders of that debt will be entitled to share ratably with holders of exchange notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of the Company or the applicable guarantor. This may have the effect of reducing the amount of proceeds paid to holders of exchange notes.

The indenture under which the exchange notes will be issued does not restrict the amount of additional debt that we may incur.

The exchange notes and the indenture under which the exchange notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the exchange notes, including making it more difficult for us to satisfy our obligations with respect to the exchange notes, a loss in the market value of your exchange notes and a risk that the credit rating of the exchange notes is lowered or withdrawn.

Our credit ratings may not reflect all risks of your ownership of exchange notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the exchange notes. These credit ratings may not reflect the potential impact of risks relating to structure of the exchange notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

We may redeem your exchange notes at our option, which may adversely affect your return.

As described under “Description of the Securities — Optional Redemption,” we have the right to redeem the exchange notes in whole or in part from time to time. We may choose to exercise this redemption right when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the exchange notes.

Some significant transactions may not constitute a change of control repurchase event for purposes of the exchange notes, in which case we would not be obligated to offer to repurchase the exchange notes.

Upon the occurrence of a change of control repurchase event as described under “Description of the Securities — Offer to Repurchase Upon Change of Control Triggering Event,” we will be required to offer to repurchase the exchange notes. However, the change of control repurchase event provisions will not afford protection to holders of exchange notes in the event of certain transactions. For example, any leveraged recapitalization, refinancing, restructuring or acquisition initiated by us will generally not constitute a change of control repurchase event requiring us to repurchase the exchange notes. In the event of any such transaction, we will not be required to offer to repurchase the exchange notes, even though any of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or credit ratings, thereby adversely affecting the holders of exchange notes, including by decreasing the trading prices for the exchange notes.

You may not be able to determine when a change of control repurchase event has occurred, and we may not be required to offer to repurchase the exchange notes as a result of a change in the composition of the directors on our board.

Unless we have exercised our right to redeem the exchange notes, a change of control repurchase event, as defined in the indenture governing the exchange notes, will require us to make an offer to repurchase all outstanding exchange notes. The definition of change of control includes a phrase relating to the sale, lease or transfer or conveyance of “all or substantially all” of our assets. There is no precisely established definition of the phrase “substantially all” under applicable law.

In addition, a Delaware Chancery Court decision found that, for purposes of agreements such as the indenture, the circumstances in which a board of directors of a Delaware corporation would be permitted not to approve a dissident slate of directors as “continuing directors” are significantly limited. In the event of any such significant change in the composition of our board where the board has approved the new directors as “continuing directors” for purposes of the indenture, we may not be required to offer to repurchase the exchange notes as a result of the board composition change. The same court also observed that certain provisions in indentures, such as “continuing director” provisions, could function to entrench an incumbent board of directors and therefore raise enforcement concerns if adopted in violation of a board’s fiduciary duties. If such a provision were found unenforceable, we would not be required to offer to repurchase your exchange notes as a result of a change of control resulting from a change in the composition of our board. See “Description of the Securities — Offer to Repurchase Upon Change of Control Triggering Event.”

We may not be able to repurchase the exchange notes upon a change of control repurchase event.

Upon a change of control repurchase event as defined in the indenture governing the exchange notes, we will be required to make an offer to repurchase all outstanding exchange notes at 101% of their principal amount, plus accrued and unpaid interest. We may not have sufficient financial resources to purchase all of the exchange notes that are tendered upon a change of control repurchase offer. A failure to make the change of control repurchase offer or to pay the change of control repurchase price when due would result in a default under the indenture. The occurrence of a change of control also would constitute an event of default under our senior credit facility and may constitute an event of default under the terms of the agreements governing our other indebtedness or require us to offer to repurchase such other indebtedness . See “Description of the Securities — Offer to Repurchase Upon Change of Control Triggering Event.”

The exchange notes do not contain restrictive financial covenants, and we may incur substantially more debt or take other actions which may affect our ability to satisfy our obligations under the exchange notes.

Other than as described in this prospectus under “Description of the Securities — Certain Covenants,” the exchange notes are not subject to any restrictive covenants, and we are not restricted from paying dividends or issuing or repurchasing our securities. In addition, the limited covenants applicable to the exchange notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the exchange notes could have the effect of diminishing our ability to make payments on the exchange notes when due, and require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, which would reduce the availability of cash flow to fund our operations, working capital and capital expenditures.

If the guarantees of the exchange notes are deemed fraudulent conveyances or preferential transfers, a court may subordinate or void them.

If, under relevant federal and state fraudulent transfer and conveyance statutes, in a bankruptcy or reorganization case or a lawsuit by or on behalf of unpaid creditors of our company, a court were to find that, at the time any guarantor incurred a guarantee:

•	the guarantor did so with the intent of hindering, delaying or defrauding current or future creditors, or received less than reasonably equivalent value or fair consideration for incurring the guarantee; and

•	the guarantor:

•	was insolvent or was rendered insolvent by reason of the incurrence of the indebtedness constituting the guarantee;

•	was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured; or

•	was a defendant in an action for money damages, or had a judgment for money damages entered against it if, in either case, after final judgment the judgment is unsatisfied;

the court could void or subordinate the applicable guarantee to currently existing and future indebtedness of the guarantor, and take other action detrimental to the holders of the exchange notes including, under certain circumstances, invalidating the applicable guarantee.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in the relevant legal proceeding. Generally, however, a guarantor would be considered insolvent if, at the time such guarantor incurs the indebtedness constituting the guarantee either:

•	the sum of its debts, including contingent liabilities, is greater than its assets, at a fair valuation; or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured.

We cannot give you any assurance as to what standards a court would use to determine whether a guarantor was solvent at the relevant time or, regardless what standard was used, whether the applicable guarantee would not be avoided on another of the grounds described above.

The guarantees of the exchange notes by the guarantors may be released upon the occurrence of certain events.

Each subsidiary of ours that provides, or will provide, a guarantee of the exchange notes will be automatically and unconditionally released from such guarantee upon the occurrence of certain events, including the following:

•	in connection with any sale or other disposition of all or substantially all of the assets of that subsidiary (including by way of merger or consolidation) to a person that is not (either before or after giving effect to such transaction) Wabtec or a subsidiary of Wabtec;

•	in connection with any sale or other disposition of all of the capital stock of that subsidiary to a person that is not (either before or after giving effect to such transaction) Wabtec or a subsidiary of Wabtec;

•	upon defeasance or satisfaction and discharge of the exchange notes as provided in this prospectus under the caption “Description of the Securities — Satisfaction and Discharge; Defeasance and Covenant Defeasance”; or

•	at such time as that subsidiary ceases to guarantee indebtedness, other than a discharge through payment thereon, of Wabtec or another subsidiary of ours that provides, or will provide, a guarantee of the exchange notes, other than any such debt the guarantee of which by that subsidiary will be released concurrently with the release of that subsidiary’s guarantee of the exchange notes.

If any such guarantee is released, no holder of the exchange notes will have a claim as a creditor against the applicable subsidiary, and the indebtedness and other liabilities of such subsidiary will be structurally senior to the claim of any holders of the exchange notes. See “Description of the Securities — Guarantees.”

There may be no active trading market for the exchange notes.

The exchange notes are a new issue of securities for which there is no established market. Accordingly, any or all of the following may occur:

•	no liquid market for the exchange notes may develop;

•	you may be unable to sell your exchange notes; or

•	the price at which you will be able to sell the exchange notes may be lower than their principal amount or purchase price.

If a public market were to exist, the exchange notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. We do not intend to list the exchange notes on any securities exchange or to seek approval for quotations through any automated quotation system. No active market for the exchange notes is currently anticipated.

Future funding requirements may affect our business.

New sources of capital may be needed to meet the funding requirements of future investments in operating assets or other acquisitions, fund our ongoing business activities and pay dividends. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future prices as well as our operational performance, cash flow and debt position, among other factors. We may determine that it may be necessary or preferable to issue additional debt or other securities, defer projects or sell assets. Additional financing may not be available when needed, or, if available, the terms of such financing may not be favorable to us. In the event of lower prices, unanticipated operating or financial challenges or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities and retire or service our outstanding debt could be significantly constrained.

Any downgrade in our credit ratings could limit our ability to obtain future financing, increase our borrowing costs and adversely affect the market price of our existing securities, including the exchange notes, or otherwise impair our business, financial condition and results of operations.

There can be no assurance that any rating assigned to any of our securities will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by a rating agency, if, in that rating agency’s judgment, circumstances so warrant. A downgrade of our credit ratings could adversely affect the market price of our securities, including the exchange notes, adversely affect our existing financing, limit our access to the capital or credit markets or otherwise adversely affect the availability of other new financing on favorable terms, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our cost of borrowing, or impair our business, financial condition and results of operations.

Current global financial conditions could adversely affect the availability of new financing and our operations.

Current global financial conditions have been characterized by increased market volatility. Continued volatility in the capital and credit markets, which impacts interest rates, currency exchange rates, and the availability of credit, could adversely affect our ability to obtain equity or debt financing in the future on terms favorable to us or have a material adverse effect on our business, financial condition and results of operations.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for the three months ended March 31, 2017 and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 are as follows:

	Three Months Ended March 31, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	4.3x	7.9x	23.2x	19.2x	17.2x	19.5x

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from operations before income taxes plus fixed charges less capitalized interest. “Fixed charges” consist of interest expense, a portion of rental expenses considered representative of the interest factor and capitalized interest.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. Neither we nor any of the guarantors will receive any cash proceeds from the issuance of the exchange notes or the related guarantees. In consideration for issuing the exchange notes as described in this prospectus, we will receive the original notes in like principal amount, the form and terms of which are substantially identical as the form and terms of the exchange notes, except as otherwise described in this prospectus. The original notes surrendered in exchange for exchange notes will be retired and canceled upon consummation of the exchange offer and cannot be reissued. Accordingly, no additional incremental indebtedness will result from the exchange offer. We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and certain transfer taxes and will indemnify holders of the original notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

We received approximately $744.9 million in net proceeds from the offering and sale of the original notes on November 3, 2016, after deducting initial purchaser discounts and commissions and before deducting other estimated expenses. We used the net proceeds from the issuance and sale of the original notes to finance the cash portion of the Acquisition, to refinance Faiveley Transport’s indebtedness and for general corporate purposes.

CAPITALIZATION

The following table sets forth (a) our cash and cash equivalents and (b) our capitalization at March 31, 2017 on an actual historical basis. This table should be read in conjunction with “Summary — Wabtec Summary Consolidated Financial Data” and “Use of Proceeds” in this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, which are incorporated by reference into this prospectus, and the audited and unaudited historical consolidated financial statements of Faiveley Transport and the related pro forma financial information which are incorporated by reference into this prospectus.

($ in thousands)	As of March 31, 2017
Cash and cash equivalents	$280,179

Total debt (including current portion of long-term debt):
4.375 % Senior Notes due 2023, net of unamortized discount and debt issuance costs of $1,626	248,374
3.450% Senior Notes due 2026, net of unamortized discount and debt issuance costs of $2,485	747,515
Revolving credit facility, net of unamortized debt issuance costs of $3,500(1)	825,773
Schuldschein Loan	41,718
Other debt	6,617
Total debt	1,869,997
Shareholders’ equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized; no shares issued	—
Common stock, $0.01 par value; 2000,000,000 shares authorized; 132,349,534 shares issued and 95,896,236 shares outstanding	1,323
Additional paid-in capital	894,377
Treasury stock, at cost; 36,453,298 shares	(830,032)
Retained earnings	2,617,575
Accumulated other comprehensive loss	(331,652)

Total Westinghouse Air Brake Technologies Corporation shareholders’ equity	2,351,591
Non-controlling interest (minority interest)	17,177

Total shareholders’ equity	2,368,768

Total capitalization	$4,238,765

(1)	At March 31, 2017, we had $825.8 million of outstanding borrowings and approximately $728.0 million available for borrowing under our revolving credit facility, net of $32.7 million of letters of credit. Our revolving credit facility expires on June 22, 2021.

DESCRIPTION OF CERTAIN INDEBTEDNESS

2016 Refinancing Credit Agreement

On June 22, 2016, we amended our existing revolving credit facility with a consortium of commercial banks. This “2016 Refinancing Credit Agreement” provides us with a $1.2 billion, five-year revolving credit facility and a $400.0 million delayed draw term loan (the “Term Loan”). We incurred approximately $3.3 million of deferred financing cost related to the 2016 Refinancing Credit Agreement. The facility expires on June 22, 2021. The 2016 Refinancing Credit Agreement borrowings bear variable interest rates indexed as described below. At March 31, 2017, we had available bank borrowing capacity, net of $32.7 million of letters of credit, of approximately $728.0 million, subject to certain financial covenant restrictions.

The Term Loan was initially drawn on November 25, 2016. We incurred a 10 basis point commitment fee from June 22, 2016 until the initial draw.

Under the 2016 Refinancing Credit Agreement, we may elect a Base Rate of interest for U.S. Dollar denominated loans or, for certain currencies, an interest rate based on the London Interbank Offered Rate (“LIBOR”) of interest, or other rates appropriate for such currencies (in any case, “the Alternate Rate”). The Base Rate adjusts on a daily basis and is the greater of the Federal Funds Effective Rate plus 0.5% per annum, the PNC, N.A. prime rate or the Daily LIBOR Rate plus 100 basis points, plus a margin that ranges from 0 to 75 basis points. The Alternate Rate is based on the quoted rates specific to the applicable currency, plus a margin that ranges from 75 to 175 basis points. Both the Base Rate and Alternate Rate margins are dependent on our consolidated total indebtedness to EBITDA ratios. The initial Base Rate margin is 0 basis points, and the Alternate Rate margin is 175 basis points.

At March 31, 2017, the weighted average interest rate on our variable rate debt was 2.61%. On January 12, 2012, we entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. The effective date of the interest rate swap agreement was July 31, 2013, and the termination date was November 7, 2016. The impact of the interest rate swap agreement converted a portion of our outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value was fixed at 1.415% plus the Alternate Rate margin. On June 5, 2014, we entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. The effective date of the interest rate swap agreement was November 7, 2016, and the termination date is December 19, 2018. The impact of the interest rate swap agreement converts a portion of our outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value will be fixed at 2.56% plus the Alternate Rate margin. As for these agreements, we are exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions with credit ratings believed to be excellent and a history of performance. We currently believe the risk of nonperformance is negligible.

The 2016 Refinancing Credit Agreement limits our ability to declare or pay cash dividends and prohibits us from declaring or making other distributions, subject to certain exceptions. The 2016 Refinancing Credit Agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations, sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; and imposes a minimum interest expense coverage ratio of 3.0 and a maximum debt to EBITDA ratio of 3.25. We are in compliance with the restrictions and covenants of the 2016 Refinancing Credit Agreement and do not expect that these measurements will limit us in executing our operating activities.

Outstanding Senior Notes

In November 2016, we issued $750.0 million aggregate principal amount of original notes. The original notes were issued at 99.965% of face value. Interest on the original notes accrues at a rate of 3.45% per annum and is payable semi-annually on May 15 and November 15 of each year. The principal balance is due in full at maturity, which is November 15, 2026 unless we redeem or repurchase the 2023 Notes earlier.

In August 2013, we issued $250.0 million aggregate principal amount of 4.375% Senior Notes due 2023 (the “2023 Notes” and together with the original notes, the “Senior Notes”). The 2023 Notes were issued at par. Interest on the 2023 Notes accrues at a rate of 4.375% per annum and is payable semi-annually on February 15 and August 15 of each year. The principal balance is due in full at maturity, which is August 15, 2023 unless we redeem or repurchase the 2023 Notes earlier.

The Senior Notes are senior unsecured obligations of ours and rank pari passu with all of our existing and future senior debt and senior to all of our existing and future subordinated indebtedness. The indenture under which the Senior Notes were issued and under which the exchange notes will be issued contains covenants and restrictions which limit among other things, the following: change in control, mergers and consolidations, the incurrence of liens and the entrance into sale and leaseback transactions. We are in compliance with the restrictions and covenants in the indenture under which the Senior Notes were issued and under which the exchange notes will be issued and do not expect that these covenants will limit us in executing our operating activities.

Our subsidiaries that guarantee our obligations with respect to our senior credit facility also have guaranteed our obligations with respect to the Senior Notes.

THE EXCHANGE OFFER

In connection with the issuance of the original notes, we and the guarantors entered into a registration rights agreement with representative of the initial purchasers of the original notes. In the registration rights agreement, we agreed for the benefit of the holders of the original notes to use commercially reasonable efforts to file a registration statement on an appropriate registration form with respect to a registered offer to exchange the original notes for exchange notes with terms substantially identical in all material respects to the original notes, except that the exchange notes will not contain terms with respect to transfer restrictions or any increase in annual interest rate for failure to comply with the registration rights agreement.

We and the guarantors have agreed to use commercially reasonable efforts to cause the exchange offer to be completed within 365 days after the issuance of the original notes. If we fail to satisfy our registration obligations under the registration rights agreement, we will be required to pay additional interest to the holders of the original notes under certain circumstances. In the event that the exchange offer has not been consummated within 365 days after November 3, 2016, the date of the issuance of the original notes, the interest rate on the original notes will be increased by 0.25% per annum for the first 90 days immediately following that date, and by an additional 0.25% per annum at the beginning of each subsequent 90-day-period, until the exchange offer has been consummated; provided, however, that the additional interest rate on the notes may not exceed at any one time in the aggregate 0.50% per annum. Following the consummation of the exchange offer, the accrual of any applicable additional interest will cease.

Our obligations under the registration rights agreement to register an exchange offer will terminate upon the completion of the exchange offer. However, under certain limited circumstances specified in the registration rights agreement, we may be required to file and keep effective a shelf registration statement for a continuous offer in connection with the original notes. We currently do not anticipate that we will register any resales of original notes under the Securities Act.

The following summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which may be obtained as described under “Where You Can Find More Information.” The registration rights agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

The exchange offer will permit eligible holders of original notes to exchange their original notes for exchange notes with substantially identical terms, except that:

•	the exchange notes generally will not be subject to the restrictions on transfer applicable to the original notes;

•	the exchange notes will not be entitled to registration rights; and

•	the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

The exchange notes will be issued under, and will be entitled to the benefits of, the same indenture that governs the original notes and will evidence the same debt as the original notes. The exchange notes and the original notes that remain outstanding after the consummation of the exchange offer, if any, will be treated as a single series of notes under the indenture governing the original notes and the exchange notes.

General

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, exchange notes for an equal principal amount of original notes. The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered or accepted for exchange. As of the date of this prospectus, $750.0 million aggregate principal amount of the original notes was outstanding. Original notes tendered in the exchange offer must be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

We will issue exchange notes for tendered and accepted original notes promptly after expiration of the exchange offer. For each original note surrendered to us pursuant to the exchange offer, the holder of such original note will receive an exchange note having a principal amount equal to that of the surrendered original note. No interest will be paid on either the exchange notes or the original notes at the time the exchange offer is completed. The exchange notes will bear interest from and including the last interest payment date on which interest has been paid on the original notes. If your original notes are accepted for exchange in the exchange offer, you will receive interest on the exchange notes and not on the original notes following the completion of the exchange offer. Any original notes not tendered in the exchange offer will remain outstanding and continue to accrue interest according to their terms following the completion of the exchange offer. Interest will be payable on the exchange notes delivered in exchange for original notes on the first interest payment date after the expiration date.

In connection with the issuance of the original notes, we arranged for the original notes to be issued in the name of Cede & Co. (DTC’s partnership nominee), as depositary. The global certificates representing the original notes were deposited with Wells Fargo Bank, National Association, as trustee with respect to the original notes, as custodian for DTC. The exchange notes also will be issued in the form of global notes registered in the name of DTC or its nominee, as depositary, and each beneficial owner’s interest in the exchange notes will be transferable in book-entry form through DTC. The global certificates representing the exchange notes will be deposited with Wells Fargo Bank, National Association, as trustee with respect to the exchange notes, as custodian for DTC.

Holders of original notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Original notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer because they have not been validly tendered will remain outstanding and will be entitled to the benefits of the indenture under which they were issued, including accrual of interest, but, subject to a limited exception, will not be entitled to any registration rights under the registration rights agreement. See “—Consequences of Failure to Tender.”

We will be deemed to have accepted validly tendered original notes when and if we have given written notice to the exchange agent of our acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted original notes, at our expense, to the tendering holder promptly upon the expiration or termination of the exchange offer. In the case of any such original notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described in this prospectus, those original notes will be credited to an account maintained with DTC, for original notes, as soon as practicable after rejection of the tender or termination of the exchange offer.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of the original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Eligibility; Transferability

Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties that are not related to us, and subject to the immediately following sentence, we believe that the exchange notes generally will be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of original, as set forth under “— Procedures for Tendering”). However, any holder of original notes who:

•	is our “affiliate,” as defined in Rule 405 under the Securities Act;

•	is not acquiring the exchange notes in the exchange offer in the ordinary course of its business;

•	is engaged in or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution, as defined in the Securities Act, of the exchange notes it will receive in the exchange offer;

•	is holding original notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering of original notes; or

•	is acting on behalf of a person who, to its knowledge, falls into one of the above categories,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender original notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Our belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to this exchange offer. We do not intend to seek our own interpretation from the SEC with respect to this exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act in connection with any transfer of exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Expiration of the Exchange Offer; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on August 25, 2017, unless we extend the exchange offer. As used in this prospectus, the term “expiration date” means 5:00 p.m., New York City time, on

August 25, 2017, unless we extend the exchange offer, in which case the term “expiration date” means the latest date and time to which the exchange offer is extended. During any extension of the exchange offer, all original notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us in accordance with the terms of the exchange offer. To extend the exchange offer, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, we will:

•	notify the exchange agent of any extension by oral notice (promptly confirmed in writing) or written notice; and

•	announce the extension by means of a public announcement made via a release to PR Newswire or other wire service.

We do not currently intend to extend the expiration of the exchange offer. We will delay acceptance only due to an extension of the exchange offer.

In addition to extending the exchange offer, we reserve the right to delay accepting any tendered original notes or, if any of the conditions described below under the heading “— Conditions” have not been satisfied, to terminate the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We will give oral or written notice (any such oral notice to be promptly confirmed in writing) of such delay, extension, termination or amendment to the exchange agent. If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we then will extend the exchange offer to the extent required under applicable securities laws. Any such delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If we delay accepting any original notes or terminate the exchange offer, we promptly will pay the consideration offered, or return any original notes deposited, pursuant to the exchange offer as required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a release to PR Newswire or other wire service by 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of the exchange offer and satisfying the requirements of Rule 14e-1(d) of the Exchange Act.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of original notes validly tendered and not validly withdrawn and the issuance of the exchange notes will be made on the exchange date. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered original notes when and if we have given written notice to the exchange agent. The original notes surrendered in exchange for the exchange notes will be retired and cannot be reissued.

The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving exchange notes from us and causing the original notes to be assigned, transferred and exchanged. Original notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described above will be credited to an account maintained by the holder with DTC for the original notes, promptly after withdrawal, rejection of tender or termination of the Exchange Offer.

Conditions

Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding original notes and may terminate the exchange offer (whether or not any original notes have been accepted for exchange) or amend the exchange offer, if any of the following conditions has occurred or exists or has not been satisfied, or has not been waived by us, prior to the expiration date:

•	there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

•	seeking to restrain or prohibit the making or completion of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result of this transaction;

•	resulting in a material delay in our ability to accept for exchange or exchange some or all of the original notes in the exchange offer;

•	any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any governmental authority, domestic or foreign; or

•	any action has been taken, proposed or threatened, by any governmental authority, domestic or foreign, that would, directly or indirectly, result in any of the consequences referred to in the clauses above or would result in the holders of exchange notes having obligations with respect to resales and transfers of exchange notes which are greater than those described in the interpretation of the SEC referred to above;

•	any of the following has occurred:

•	any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market;

•	any limitation by a governmental authority which adversely affects our ability to complete the transactions contemplated by the exchange offer;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit;

•	a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the preceding events existing at the time of the commencement of the exchange offer, a material acceleration or worsening of these calamities; or

•	any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we have become aware of facts that have or may have an adverse impact on the value of the original notes or the exchange notes;

•	there shall occur a change in the current interpretation by the staff of the SEC which permits the exchange notes issued pursuant to the exchange offer in exchange for notes to be offered for resale, resold and otherwise transferred by holders thereof (other than broker-dealers and any such holder which is our affiliate within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of such exchange notes;

•	any law, statute, rule or regulation shall have been adopted or enacted which would impair our ability to proceed with the exchange offer;

•	a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement of which this prospectus forms a part, or proceedings shall have been initiated or, to our knowledge, threatened for that purpose, or any governmental approval necessary for the consummation of the exchange offer as contemplated hereby has not been obtained; or

•	we have received an opinion of counsel experienced in such matters to the effect that there exists any actual or threatened legal impediment (including a default or prospective default under an agreement, indenture or other instrument or obligation to which we are a party or by which we are bound) to the consummation of the transactions contemplated by the exchange offer.

If any of the foregoing events or conditions has occurred or exists or has not been satisfied, we may, subject to applicable law, terminate the exchange offer (whether or not any original notes have been accepted for exchange) or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we promptly will disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the original notes and will extend the exchange offer to the extent required by Rule 14e-1 promulgated under the Exchange Act.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them, in whole or in part, provided that we will not waive any condition with respect to an individual holder of original notes unless we waive that condition for all such holders. Any reasonable determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties. Our failure at any time to exercise any of the foregoing rights will not be a waiver of our rights, and each such right will be deemed an ongoing right which may be asserted at any time before the expiration of the exchange offer.

Procedures for Tendering

To participate in the exchange offer, you must properly tender your original notes to the exchange agent as described below. We only will issue the exchange notes in exchange for the original notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the original notes, and you should follow carefully the instructions on how to tender your original notes. It is your responsibility to properly tender your original notes. No letter of transmittal or other document should be sent to us. Beneficial owners may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

If you have any questions or need help in exchanging your original notes, please contact the exchange agent at the address or telephone numbers set forth below.

All of the original notes were issued in book-entry form, and all of the original notes are currently represented by global certificates registered in the name of Cede & Co., the nominee of DTC. You may tender your original notes using ATOP. The exchange agent will make a request to establish an account with respect to the original notes at DTC for purposes of the exchange offer within two business days after this prospectus is mailed to holders, and any financial institution that is a participant in DTC may make book-entry delivery of original notes by causing DTC to transfer the original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender the original notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange the original notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it. The tender of original notes by you pursuant to the procedures set forth in this prospectus will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of original notes will be determined by us and will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, upon advice of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of the original notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of the original notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of the original notes will not be deemed made until such defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder promptly after the expiration date of the exchange offer.

In all cases, we will issue the exchange notes for the original notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to the expiration date: (i) a book-entry confirmation of such number of the original notes into the exchange agent’s account at DTC and (ii) a properly transmitted agent’s message.

If we do not accept any tendered original notes for exchange or if the original notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged original notes will be returned without expense to their tendering holder. Such non-exchanged original notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Each broker-dealer that receives the exchange notes for its own account in exchange for the original notes, where those original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Terms and Conditions Contained in the Letter of Transmittal

The accompanying letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

The transferring party tendering original notes for exchange will be deemed to have exchanged, assigned and transferred the original notes to us and irrevocably constituted and appointed the exchange agent as the transferor’s agent and attorney-in-fact to cause the original notes to be assigned, transferred and exchanged. The transferor will be required to represent and warrant that it has full power and authority to tender, exchange, assign and transfer the original notes and to acquire exchange notes issuable upon the exchange of the tendered original notes and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered original notes, free and clear of all liens, restrictions (other than restrictions on transfer), charges and encumbrances and that the tendered original notes are not and will not be subject to any adverse claim. The transferor will be required to also agree that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered original notes. The transferor will be required to agree that acceptance of any tendered original notes by us and the issuance of exchange notes in exchange for tendered and accepted original notes will constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under the registration rights agreement, except in certain limited circumstances. All authority conferred by the transferor will survive the death, bankruptcy or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors, administrators and trustees in bankruptcy of the transferor.

Upon agreement to the terms of the letter of transmittal pursuant to an agent’s message, a holder, or beneficial holder of the original notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the exchange offer generally, thereby certify that:

•	it is not an affiliate of ours or our subsidiaries or, if the transferor is an affiliate of ours or our subsidiaries, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not the person is the registered holder;

•	the transferor has not entered into an arrangement or understanding with any other person to participate in the distribution, within the meaning of the Securities Act, of the exchange notes;

•	the transferor has not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to engage in, a distribution, within the meaning of the Securities Act, of the exchange notes;

•	the transferor is not a broker-dealer who purchased the original notes for resale pursuant to an exemption under the Securities Act; and

•	the transferor will be able to trade the exchange notes acquired in the Exchange Offer without restriction under the Securities Act.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures

If you desire to tender original notes pursuant to the exchange offer and (i) time will not permit your letter of transmittal and all other required documents to reach the exchange agent on or prior to the expiration date, or (ii) the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed on or prior to the expiration date, you may nevertheless tender such original notes with the effect that such tender will be deemed to have been received on or prior to the expiration date if all the following conditions are satisfied:

•	you must effect your tender through an “eligible guarantor institution”;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us herewith, or an agent’s message with respect to guaranteed delivery that is accepted by us, is received by the exchange agent on or prior to the expiration date as provided below; and

•	a book-entry confirmation of the transfer of such notes into the exchange agent account at DTC as described above, together with a letter of transmittal (or a manually signed facsimile of the letter of transmittal) properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal or a properly transmitted agent’s message, are received by the exchange agent within three business days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by hand delivery, facsimile transmission or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery.

Withdrawal of Tenders

Original notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date.

For a withdrawal to be effective, a written letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the accompanying letter of transmittal not later than 5:00 p.m., New York City time, on the Expiration Date. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the ATOP procedures. The exchange agent will return properly withdrawn original notes promptly following receipt of notice of withdrawal. Properly withdrawn original notes may be retendered by following the procedures described under “—Procedures for Tendering Original Notes” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and will be final and binding on all parties.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of withdrawal to the exchange agent addressed as follows:

Registered & Certified Mail	Regular Mail or Courier:	In Person by Hand Only:

Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9300-070	MAC N9300-070	MAC N9300-070
600 South Fourth Street	600 South Fourth Street	600 South Fourth Street
Minneapolis, MN 55402	Minneapolis, MN 55402	Minneapolis, MN 55402

Or

By Facsimile Transmission:

(612) 667-6282

Telephone:

(800) 344-5128

DELIVERY OF A LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SHOWN ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer, and we will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for actual and reasonable out-of-pocket expenses. The expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us. Additional solicitations may be made by telephone, facsimile or in person by our and our affiliates’ officers and employees and by persons so engaged by the exchange agent.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, the information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made in the exchange offer will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or any earlier date as of which information is given in this prospectus.

The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take any action as we may deem necessary to make the exchange offer in any jurisdiction. In any jurisdiction where its securities laws or blue sky laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

Dissenters’ Rights and Appraisal Rights

You will not have dissenters’ rights or appraisal rights in connection with the exchange offer.

Accounting Treatment

The exchange notes will be recorded at the carrying value of the original notes as reflected on our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us upon the exchange of exchange notes for original notes. Expenses incurred in connection with the issuance of the exchange notes will be amortized over the term of the exchange notes.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of original notes under the exchange offer, except as follows. The tendering holder will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the original notes so exchanged;

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of original notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes not required to be paid by us is not submitted with the letter of transmittal, the amount of any such transfer taxes will be billed to the tendering holder.

Consequences of Failure to Tender

If you do not tender your outstanding original notes, you will not have any further registration rights, except for the rights described in the registration rights agreement and described above, and your original notes will continue to be subject to the provisions of the indenture governing the original notes regarding transfer and exchange of the original notes and the restrictions on transfer of the original notes imposed by the Securities Act and applicable state securities law when we complete the exchange offer. These transfer restrictions are required because the original notes were issued under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, if you do not tender your original notes in the exchange offer, your ability to sell your original notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered original notes will not continue to be entitled to any increase in interest rate that the indenture governing the original notes provides for if we do not complete the exchange offer.

The original notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, the original notes may be resold only:

•	to us upon redemption thereof or otherwise;

•	so long as the outstanding securities are eligible for resale pursuant to Rule 144A, to a person inside the United States who is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

•	outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

•	pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Under certain limited circumstances, the registration rights agreement requires that we file a shelf registration statement. In particular, we must file a shelf registration statement with respect to original notes if:

•	we are not permitted by applicable law or SEC policy to file a registration statement covering the exchange offer or to consummate the exchange offer; or

•	any holder of the original notes notifies us prior to the 20th calendar day following the consummation of the exchange offer that:

•	it is prohibited by law or SEC policy from participating in the exchange offer;

•	it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales; or

•	it is a broker-dealer and owns original notes acquired directly from us or an affiliate of ours.

Original notes may be subject to restrictions on transfer until:

•	a person other than a broker-dealer has exchanged the original notes in the exchange offer;

•	a broker-dealer has exchanged the original notes in the exchange offer and sells them to a purchaser which receives a prospectus from the broker, dealer on or before the sale;

•	the original notes are sold under an effective shelf registration statement that we have filed; or

•	the original notes are sold to the public under Rule 144 of the Securities Act.

Upon completion of the exchange offer, due to the restrictions on transfer of the original notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for original notes will be relatively less liquid than the market for exchange notes. Consequently, holders of original notes who do not participate in the exchange offer could experience significant diminution in the value of their original notes, compared to the value of the exchange notes. The holders of original notes not tendered will have no further registration rights, except that, under limited circumstances, we may be required to file a shelf registration statement for a continuous offer of original notes. We currently do not anticipate that we will register any resales of original notes under the Securities Act.

DESCRIPTION OF THE SECURITIES

General

The original notes and the related guarantees thereof were issued, and the exchange notes and the related guarantees thereof will be issued, under an Indenture dated as of August 8, 2013, as amended and supplemented, which we refer to as so amended and supplemented as the “indenture.” The indenture has been qualified and is subject to and governed by the Trust Indenture Act of 1939, as amended (the “TIA”). The following is a summary of the material provisions of the indenture. It does not include all of the provisions of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as holders of the exchange notes and the related guarantees. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the TIA. A copy of the indenture has been filed with the SEC and is incorporated by reference into the registration statement of which this prospectus forms a part. References to “we,” “us” and “our” in this section are only to Westinghouse Air Brake Technologies Corporation (“Wabtec”) and not Wabtec together with any of its subsidiaries, and the defined term “notes” refers collectively to the original notes and the exchange notes. Certain defined terms used in this section but not defined herein have the respective meanings assigned to such terms in the indenture.

The exchange notes will be issued in the form of one or more global securities, which will be deposited with, or on behalf of DTC, as the depositary, and registered in the name of the depositary’s nominee. Any original notes that remain outstanding after completion of the exchange offer, together with the exchange notes issued in the exchange offer, will be treated as a single class of securities under the indenture and will vote together as one class, including for purposes of amending the indenture, as set forth in the indenture.

The terms of the exchange notes are identical in all material respects to the terms of the original notes except that upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights and related additional interest.

Principal Amount; Maturity

We will issue up to $750.0 million initial principal amount of exchange notes that will mature on November 15, 2026 in exchange for a like principal amount of original notes. If the maturity date for the notes falls on a day that is not a business day, the related payment of principal and interest will be made on the next business day as if it were made on the date such payment was due, and no additional interest will accrue on the amounts so payable for the period from and after such date to the next business day.

The notes are issuable only in registered form without coupons in denominations of $2,000 and any integral multiples of $1,000 in excess thereof.

We issued the original notes initially with a maximum aggregate original principal amount of $750.0 million. We may, without the consent of the holders of the notes, “reopen” the notes and issue additional notes that have the same ranking, interest rate, maturity date and other terms as the exchange notes being offered by this prospectus and any original notes remaining outstanding after the completion of the exchange offer (except for the issue date, the public offering price and, in some cases, the first interest payment date). These additional notes, together with the exchange notes offered by this prospectus and any original notes remaining outstanding after the completion of the exchange offer, would constitute a single series of debt securities under the indenture, provided that if the additional notes are not fungible with the notes for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number. Unless the context requires otherwise, references to “notes” in this section for all purposes includes any additional notes that may be issued from time to time.

Guarantees

Our payment obligations under the original notes are, and our payment obligations under the exchange notes will initially be, fully and unconditionally guaranteed, jointly and severally, by each of our subsidiaries that guarantees our obligations under our existing senior credit facility (collectively, the “Guarantors”), which consist of our following subsidiaries: Aero Transportation Products, Inc., Barber Steel Foundry Corp., Durox Company, G&B Specialties, Inc., Longwood Elastomers, Inc., Longwood Industries, Inc., Longwood International, Inc., MotivePower, Inc., Railroad Controls, L.P., Railroad Friction Products Corporation, RCL, L.L.C., Ricon Corp., Schaefer Equipment, Inc., Standard Car Truck Company, Thermal Transfer Acquisition Corporation, TransTech of South Carolina, Inc., Turbonetics Holdings, Inc., Wabtec International, Inc., Wabtec Railway Electronics, Inc., Wabtec Railway Electronics Manufacturing, Inc., Workhorse Rail, LLC, Xorail, Inc. and Young Touchstone Company. The notes also will be guaranteed by each of Wabtec’s future subsidiaries which guarantee any other indebtedness of Wabtec or any Guarantor.

The obligations of each Guarantor under its guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent transfer or conveyance under applicable law. See “Risk Factors—If the guarantees are deemed fraudulent conveyances or preferential transfers, a court may subordinate or void them.”

The guarantee of a Guarantor will be released:

•	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Wabtec or a subsidiary of Wabtec;

•	in connection with any sale or other disposition of all of the capital stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Wabtec or a subsidiary of Wabtec;

•	upon defeasance or satisfaction and discharge of the notes as provided in this prospectus under the caption “Description of the Securities—Satisfaction and Discharge; Defeasance and Covenant Defeasance”; or

•	at such time as the Guarantor ceases to guarantee debt, other than a discharge through payment thereon, of Wabtec or a Guarantor, other than any such debt the guarantee of which by the Guarantor will be released concurrently with the release of the Guarantor’s guarantee of the notes.

Interest on the Notes

The notes will bear interest at a rate of 3.450% per year. Interest will accrue from November 3, 2016. Interest on the notes is payable semiannually on May 15 and November 15 of each year to the holders of record at the close of business on the May 1 and November 1 (whether or not that date is a business day), as the case may be, immediately preceding such interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date on the notes is not a business day, the payment of interest will be made on the next succeeding business day and no additional interest will accrue.

No interest will be paid on either the exchange notes or the original notes at the time the exchange offer is completed. The exchange notes will bear interest from and including the last interest payment date on which interest has been paid on the original notes. If your original notes are accepted for exchange in the exchange offer, you will receive interest on the exchange notes and not on the original notes following the completion of the exchange offer. Any original notes not tendered in the exchange offer will remain outstanding and continue to accrue interest according to their terms following the completion of the exchange offer. Interest will be payable on the exchange notes delivered in exchange for the original notes on the first interest payment date after the expiration date of the exchange offer.

Ranking

The notes will be our senior unsecured obligations. Payment of the principal and interest on the notes will rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness and, to the extent we incur subordinated indebtedness in the future, rank senior in right of payment to our subordinated indebtedness. To the extent we incur secured indebtedness in the future, the notes will be effectively subordinated to any secured indebtedness of ours, to the extent of the value of any assets securing such indebtedness.

The guarantees of the notes will be the senior unsecured obligations of each of the Guarantors. Payment of the principal and interest on the notes will rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of each of the Guarantors, and, to the extent any of the Guarantors incurs subordinated indebtedness in the future, rank senior in right of payment to the subordinated indebtedness of such Guarantor. To the extent any of the Guarantors incur secured indebtedness in the future, the guarantees of the notes will be effectively subordinated to any secured indebtedness of such Guarantor, to the extent of the value of any assets securing such indebtedness.

The Guarantors currently guarantee our obligations under our senior credit facility and under the original notes. In the event of any distribution or payment of Wabtec’s or its subsidiaries’ assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of the notes will participate ratably with all holders of our senior unsecured indebtedness, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. As of March 31, 2017, we had approximately $825.8 million in borrowings outstanding under our senior credit facility.

In addition, not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, that non-guarantor subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to us. Accordingly, the notes will be effectively subordinated to creditors, including trade creditors, if any, of our non-guarantor subsidiaries. The non-guarantor subsidiaries owned approximately 72.5% of our consolidated assets as of March 31, 2017.

No Special Mandatory Redemption

The indenture provides that we were required to redeem the original notes and any then outstanding exchange notes, in whole, on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if:

•	the closing of the Faiveley Family Share Purchase (as defined below) had not occurred by 5:00 p.m., New York City time, on the special mandatory trigger date (as defined below); or

•	the Transaction Agreements (as defined below) were terminated at any time prior to the special mandatory trigger date.

The “Faiveley Family Share Purchase” means the acquisition of the shares of Faiveley Transport pursuant to the Share Purchase Agreement.

The “Share Purchase Agreement” means the share purchase agreement relating to Faiveley Transport, dated October 6, 2015, among Wabtec, FW Acquisition, LLC, a wholly owned subsidiary of Wabtec now known as Wabtec France (“Wabtec France”), Financière Faiveley S.A., Famille Faiveley Participations, a sociètè par actions simplièe, Mr. Francois Faiveley and Mr. Erwan Faiveley, as amended on October 24, 2016.

The “Tender Offer Agreement” means the tender offer agreement relating to Faiveley Transport, dated October 6, 2015, among Wabtec, Wabtec France and Faiveley Transport, as amended on October 24, 2016.

The “Transaction Agreements” means, collectively, the Share Purchase Agreement and the Tender Offer Agreement.

The “special mandatory trigger date” means June 1, 2017.

The “special mandatory redemption date” means the 20th business day following the earlier of the special mandatory trigger date and the date on which the Transaction Agreements are terminated.

Because the closing of the Faiveley Family Share Purchase occurred on November 30, 2016, and the Transaction Agreements were not terminated at any time prior thereto, the notes no longer are subject to a special mandatory redemption.

Optional Redemption

The notes are redeemable, in whole at any time or in part from time to time, prior to August 15, 2026 (three months prior to their maturity date) at our option at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes being redeemed; and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined below) plus 25 basis points, plus accrued and unpaid interest on the notes being redeemed to, but not including, the redemption date.

On and after August 15, 2026 (three months prior to their maturity date), the notes are redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the notes being redeemed to, but not including, the redemption date.

Notwithstanding the foregoing, installments of interest on the notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the exchange notes and the indenture.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means (1) each of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are primary U.S. Government securities dealers); provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (2) two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

Holders of notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding exchange notes not previously called by such method as the trustee deems fair and appropriate.

Sinking Fund

The notes will not be entitled to any sinking fund.

Offer to Repurchase Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, unless we have exercised our right to redeem the notes as described under “—Optional Redemption,” each holder of notes will have the right to require us to purchase all or a portion (in excess of $2,000 and in integral multiples of $1,000) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurs or, at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first class mail, a notice to each holder of notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

We must comply in all material respects with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will be required to comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

For purposes of the foregoing discussion of a Change of Control Offer, the following definitions are applicable:

“Change of Control” means the occurrence of any one of the following after the date of issuance of the exchange notes:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries;

(2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than us or one of our subsidiaries) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock, measured by voting power rather than number of shares;

(3) we consolidate with, or merge with or into, any Person, or any Person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where our shares of Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction;

(4) the first day on which the majority of the members of our board of directors cease to be Continuing Directors; or

(5) the adoption of a plan relating to our liquidation or dissolution.

“Change of Control Triggering Event” means the notes cease to be rated Investment Grade by at least two of the three Rating Agencies on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change). Unless at least two of the three Rating Agencies are providing a rating for the notes, the notes will be deemed to have ceased to be rated Investment Grade by at least two of the three Rating Agencies during that Trigger Period. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Director” means, as of any date of determination, any member of our board of directors who:

(1) was a member of our board of directors on the date of the issuance of the notes; or

(2) was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination or election.

“Fitch” means Fitch Ratings, Inc., and its successors.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch).

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” means any individual, corporation, partnership, limited liability company, business trust, association, joint-stock company, joint venture, trust, incorporated or unincorporated organization or government or any agency or political subdivision thereof.

“Rating Agency” means each of Moody’s, S&P and Fitch; provided, that if any of Moody’s, S&P and Fitch ceases to provide rating services to issuers or investors, we may appoint another “nationally recognized statistical rating organization” as such term is defined in Section 3(a)(62) of the Exchange Act as a replacement for such Rating Agency; provided, that we shall give notice of such appointment to the trustee.

“S&P” means Standard & Poor’s Financial Services LLC, a division of S&P Global Inc., and its successors.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another “person” (as that term is used in Section 13(d)(3) of the Exchange Act) may be uncertain.

Certain Covenants

Limitation on Liens

We will not, and will not permit any of our restricted subsidiaries to, incur, suffer to exist or guarantee any debt secured by a lien on any principal property or on any shares of stock of (or other interests in) any of our restricted subsidiaries (in each case, whether now owned or hereafter acquired) unless we or that first-mentioned restricted subsidiary secures or we cause such restricted subsidiary to secure the exchange notes equally and ratably with (or prior to) such secured debt, for as long as such secured debt will be so secured.

These restrictions will not, however, apply to debt secured by:

•	any liens existing prior to the issuance of the original notes;

•	any liens on property of, shares of stock of (or other interests in) or debt of any entity existing at the time such entity becomes a restricted subsidiary;

•	any liens on property of, shares of stock of (or other interests in) or debt of any entity (a) existing at the time of acquisition of such property or shares (or other interests) (including acquisition through merger or consolidation), provided that any such lien was in existence prior to the date of such acquisition, was not incurred in anticipation thereof and does not extend to any other property, (b) to secure the payment of all or any part of the purchase price of such property or shares (or other interests) or the costs of construction or improvement of such property or (c) to secure any debt incurred prior to, at the time of, or within 180 days after the later of the acquisition, the completion of construction or the commencement of full operation of such property or within 180 days after the acquisition of such shares (or other interests) for the purpose of financing all or any part of the purchase price of such property or shares (or other interests) or the costs of construction thereon;

•	any liens in favor of us or any of our restricted subsidiaries;

•	any liens in favor of, or required by contracts with, governmental entities; and

•	any extension, renewal or replacement of any lien referred to in any of the preceding clauses, provided that such extension, renewal or replacement lien will be limited to the same property that secured the lien so extended, renewed or replaced and will not exceed the principal amount of debt so secured at the time of such extension, renewal or replacement.

Notwithstanding the foregoing, we or any of our restricted subsidiaries may incur, suffer to exist or guarantee any debt secured by a lien on any principal property or on any shares of stock of (or other interests in)

any of our restricted subsidiaries if, after giving effect thereto and together with the value of attributable debt outstanding pursuant to the second paragraph of the “— Limitation on Sale and Leaseback Transactions” covenant below, the aggregate amount of such debt does not exceed 10% of our consolidated net tangible assets.

Limitation on Sale and Leaseback Transactions

We and our restricted subsidiaries will not enter into any sale and leaseback transaction with respect to any principal property, other than any such sale and leaseback transaction involving a lease for a term of not more than three years (including renewal rights) or any such sale and leaseback transaction between us and one of our restricted subsidiaries or between our restricted subsidiaries, unless: (a) we or such restricted subsidiary would be entitled to incur debt secured by a lien on the principal property involved in such sale and leaseback transaction at least equal in amount to the attributable debt with respect to such sale and leaseback transaction, without equally and ratably securing the notes pursuant to the covenant described above under the caption “— Limitation on Liens”; or (b) the proceeds of such sale and leaseback transaction are at least equal to the fair market value of the affected principal property (as determined in good faith by our board of directors) and we apply an amount equal to the net proceeds of such sale and leaseback transaction within 180 days of such sale and leaseback transaction to any (or a combination) of (i) the prepayment or retirement of the notes, (ii) the prepayment or retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of other debt of us or of one of our restricted subsidiaries (other than debt that is subordinated to the notes or debt owed to us or one of our restricted subsidiaries) that matures more than 12 months after its creation or matures less than 12 months after its creation but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond 12 months from its creation or (iii) the purchase, construction, development, expansion or improvement of other comparable property.

Notwithstanding the restrictions in the preceding paragraph, we will be permitted to enter into sale and leaseback transactions otherwise prohibited by this covenant, the attributable debt with respect to which, together with all debt outstanding pursuant to the third paragraph of the “— Limitation on Liens” covenant above, without duplication, do not exceed 10% of consolidated net tangible assets measured at the closing date of the sale and leaseback transaction.

Merger and Consolidation

We will not consolidate with or merge into any other entity or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person, firm, corporation or other entity, unless:

•	either (i) we are the surviving corporation or (ii) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States or, if such person, firm, corporation or other entity is not a corporation, a co-obligor of the notes is a corporation organized under any such laws, and any resulting, surviving or transferee entity expressly assumes the Company’s obligations under the indenture and the notes, by a supplemental indenture to which we are a party;

•	there is no default under the indenture immediately after giving effect to such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposal; and

•	the resulting or transferee entity shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposal complies with the indenture.

Upon such a succession described in clause (ii) of the first bullet above and compliance with the second and third bullets above, we will be relieved from any further obligations under the indenture.

Certain Definitions

The following are definitions of some terms used in the above description of certain covenants under the indenture. We refer you to the indenture for a full description of all of these terms, as well as any other terms used herein for which no definition is provided.

•	“attributable debt” with regard to a sale and leaseback transaction with respect to any principal property means, at the time of determination, the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted at the rate of interest set forth or implicit in the terms of such lease (or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the notes then outstanding under the indenture) compounded semi-annually. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of (x) the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but shall not include any rent that would be required to be paid under such lease subsequent to the first date upon which it may be so terminated) or (y) the net amount determined assuming no such termination.

•	“consolidated net tangible assets” means, on the date of any determination, all assets minus:

•	all applicable depreciation, amortization and other valuation reserves;

•	all current liabilities; and

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles,

in each case as set forth on our most recently available consolidated balance sheet prepared in accordance with U.S. generally accepted accounting principles.

•	“debt” means (without duplication), with respect to any person, (1) all obligations of such person, to the extent such obligations would appear as a liability on the consolidated balance sheet of such person, in accordance with U.S. generally accepted accounting principles, (a) for money borrowed, (b) evidenced by bonds, debentures, notes or other similar instruments, (c) in respect of letters of credit, bankers’ acceptances or similar facilities issued for the account of such person, and (d) that constitute capital lease obligations of such person, and (2) all guarantees by such person of debt of another person.

•	“lien” means any mortgage, pledge, hypothecation, encumbrance, security interest, statutory or other lien, or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever, including any conditional sale or other title retention having substantially the same economic effect as any of these.

•	“principal property” means any manufacturing plant, warehouse, office building or parcel of real property owned or leased by us or any of our restricted subsidiaries, whether owned on the date of the indenture or thereafter, that has a gross book value in excess of 1% of our consolidated net tangible assets. Any plant, warehouse, office building or parcel of real property, or portion thereof, which our board of directors determines by resolution is not of material importance to the business conducted by us and our restricted subsidiaries taken as a whole will not be principal property.

•	“restricted subsidiary” means any subsidiary other than an unrestricted subsidiary.

•	“subsidiary” means any entity of which we, or we and one or more of our subsidiaries, or any one or more of our subsidiaries, directly or indirectly own more than 50% of the outstanding voting stock.

•	“unrestricted subsidiary” means any subsidiary:

•	the principal business of which consists of finance, banking, credit, leasing, insurance, financial services or other similar operations;

•	substantially all the assets of which consist of the capital stock of a subsidiary or subsidiaries engaged in the operations referred to in the preceding clause; or

•	designated as an unrestricted subsidiary by resolution of our board of directors and which, in the opinion of our board of directors, is not of material importance to the business conducted by us and our restricted subsidiaries taken as a whole.

Events of Default

An event of default is defined in the indenture as being:

•	default for 30 days in payment of any interest on the notes;

•	failure to pay principal or premium, if any, with respect to the notes when due;

•	failure to observe or perform any other covenant in the indenture or notes, other than a covenant or warranty a default in whose performance or whose breach is specifically dealt with in the section of the indenture governing events of default, if the failure continues for 60 days after written notice by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	default under any of our or our restricted subsidiaries’ debt, whether such debt now exists or is incurred after October 31, 2016, the date of this offering memorandum relating to the original notes, if that default:

•	is caused by a failure to pay principal on such debt at its stated final maturity (after giving effect to any applicable grace periods provided in such debt) (a “Payment Default”); or

•	results in the acceleration of such debt prior to its express maturity (an “Acceleration Event”),

and (i) in each case, the principal amount of any such debt, together with the principal amount of any other such debt under which there has been a Payment Default or an Acceleration Event, aggregates $50 million or more and (ii) in the case of a Payment Default, such debt is not discharged and, in the case of an Acceleration Event, such acceleration is not rescinded or annulled, within 10 days after written notice has been given by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	specified events of bankruptcy, insolvency, receivership or reorganization of us or any of the Guarantors; or

•	any of the guarantees is held in any judicial proceeding to be unenforceable or invalid or, except as permitted by the indenture, ceases for any reason to be in full force and effect, or any Guarantor denies or disaffirms its obligations under its Guarantee with respect to the notes.

Notice and Declaration of Defaults

So long as any notes remain outstanding, we will be required to furnish annually to the trustee a certificate of one of our corporate officers stating whether, to the best of their knowledge, we are in default under any of the provisions of the indenture, and specifying all defaults, and the nature thereof, of which they have knowledge.

We will also be required to furnish to the trustee copies of specified reports filed by us with the SEC.

The indenture provides that the trustee will, within 90 days after the occurrence of a default which is continuing, give to the holders of the notes notice of all uncured defaults known to it, including events specified above without grace periods. Except in the case of default in the payment of principal, premium, if any, or interest on any of the notes, the trustee may withhold notice to the holders if the trustee in good faith determines that withholding notice is in the interest of the holders of the notes.

The trustee or the holders of 25% in aggregate principal amount of the outstanding notes may declare the notes immediately due and payable upon the occurrence of any event of default after expiration of any applicable grace period. In some cases, the holders of a majority in principal amount of the notes then outstanding may waive any past default and its consequences, except a default in the payment of principal, premium, if any, or interest.

Actions upon Default

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default with respect to the notes occurs and is continuing, the indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders of notes outstanding unless the holders have offered to the trustee indemnity reasonably satisfactory to it. The right of a holder to institute a proceeding with respect to the indenture is subject to conditions precedent including notice and indemnity to the trustee, but the holder has a right to receipt of principal, premium, if any, and interest on their due dates or to institute suit for the enforcement thereof, subject to specified limitations with respect to defaulted interest.

The holders of a majority in principal amount of the notes outstanding will have the right to direct the time, method and place for conducting any proceeding for any remedy available to the trustee, or exercising any power or trust conferred on the trustee. Any direction by the holders will be in accordance with law and the provisions of the indenture, provided that the trustee may decline to follow any such direction if the trustee determines on the advice of counsel that the proceeding may not be lawfully taken or would be materially or unjustly prejudicial to holders not joining in the direction. The trustee will be under no obligation to act in accordance with the direction unless the holders offer the trustee security or indemnity reasonably satisfactory to it against costs, expenses and liabilities which may be incurred thereby.

Satisfaction and Discharge; Defeasance and Covenant Defeasance

Satisfaction and Discharge

The indenture will be satisfied and discharged with respect to the notes if:

•	we deliver to the trustee all notes then outstanding for cancellation; or

•	all notes not delivered to the trustee for cancellation (i) have become due and payable, (ii) are to become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee, and, in any such case, we irrevocably deposit with the trustee, in trust for such purpose, money or certain U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of and premium, if any, and interest on the notes to the date of maturity, redemption or deposit (in the case of notes that have become due and payable), provided that in either case we have paid all other sums payable under that indenture. In addition, we must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Defeasance and Covenant Defeasance

The indenture provides that upon the deposit with the trustee (or other qualifying trustee), in trust for such purpose, of money or certain U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient (in the case of U.S. government obligations, in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of (and premium, if any) and interest on the notes, on the scheduled due dates, we may elect either:

•

to defease and be discharged from any and all obligations with respect to the notes (except for the obligations, among others, to register the transfer or exchange of the notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of the notes and to hold moneys for payment in trust) (“defeasance”); or

•	to be released from our obligations with respect to the restrictions described above under “—Restrictive Covenants,” together with additional covenants that may be included for a particular series,

and the Events of Default described in the third, fourth and sixth bullets under “—Events of Default,” shall not be Events of Default under that indenture with respect to such series (“covenant defeasance”).

In the case of defeasance, the holders of the notes are entitled to receive payments in respect of the notes solely from such trust. In the case of defeasance or covenant defeasance, a trust may only be established if, among other things, we have delivered to the trustee an opinion of counsel, as specified in the indenture, or, in the case of covenant defeasance, a binding tax ruling, to the effect that the beneficial owners of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance, must refer to and be based upon a binding ruling of the Internal Revenue Service (the “IRS”) addressed to us, a published ruling of the IRS or a change in applicable federal income tax law (including regulations) occurring after the date of the indenture. We also will deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the defeasance or covenant defeasance, as the case may be, have been complied with.

Modification and Waiver

The indenture contains provisions permitting us, the Guarantors and the trustee to modify that indenture or enter into or modify any supplemental indenture without the consent of the holders of the notes in regard to matters as will not adversely affect the interests of the holders of the notes, including the following:

•	to cure any ambiguity, omission, defect or inconsistency as evidenced in an officers’ certificate;

•	to provide for the assumption of our or any of the Guarantors’ obligations under the indenture by a successor or transferee upon any permitted merger, consolidation or asset transfer;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to reflect the release of any Guarantor in accordance with the terms of the Indenture;

•	to add Guarantors;

•	to provide any security for or other guarantees of the notes or any guarantee of a Guarantor or for the addition of an additional obligor on the notes;

•	to comply with any requirement to effect or maintain the qualification of the indenture under the TIA, if applicable;

•	to add covenants that would benefit the holders of notes or to surrender any rights we have under the indenture;

•	to change or eliminate any of the provisions of the indenture, provided that any such change or elimination is not effective with respect to any notes created prior to the execution of the applicable supplemental indenture which is entitled to the benefit of such provision;

•	to provide for the issuance of and establish forms and terms and conditions of a new series of debt securities to be issued under the indenture;

•	to facilitate the defeasance and discharge of the notes otherwise in accordance with the existing terms of the indenture; provided that any such action does not adversely affect the rights of any holder of outstanding notes in any material respect;

•	to issue additional notes, provided that such additional notes have the same terms as, and are deemed part of the same series as, the notes to the extent required under the indenture; and provided further that if the additional notes are not fungible with the notes for United States federal income tax purposes, the additional notes will have a separate CUSIP number;

•	to evidence and provide for the acceptance of and appointment of a successor trustee with respect to the notes and to add to or change any of the provisions of the notes as necessary to provide for or facilitate the administration of the trust by more than one trustee;

•	to add additional events of default with respect to the notes;

•	to make any change that does not adversely affect the notes in any material respect; and

•	to evidence the release of any Guarantor and its obligations pursuant to the indenture.

We, the Guarantors and the trustee may modify the indenture or any supplemental indenture relating to the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the notes, except that no such modifications shall, without the consent of each of the holders of the notes:

•	reduce the percentage in principal amount of the notes, the consent of whose holders is required for any amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the notes;

•	reduce the principal of the notes or change the stated maturity of the notes;

•	reduce any premium payable on the redemption of the notes or change the time at which the notes may or must be redeemed or alter or waive any of the provisions with respect to the redemption of the notes;

•	make payments on the notes payable in currency other than as originally stated in the notes;

•	impair the holders’ right to institute suit for the enforcement of any payment on the notes; or

•	waive a continuing default or event of default regarding any payment on the notes.

With respect to any vote of holders of the notes, we will generally be entitled to set any day as a record date for the purpose of determining such holders that are entitled to vote or take other action under the indenture.

“Street Name” and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the notes or request a waiver.

Governing Law

The indenture, the notes and the guarantees will be governed by, and construed in accordance with, the law of the State of New York.

Concerning the Trustee

Under the indenture, the trustee is required to transmit annual reports to all holders regarding its eligibility and qualifications as trustee under the indenture and specified related matters.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. The following general discussion summarizes material U.S. federal income tax aspects of the exchange of original notes for exchange notes pursuant to the exchange offer and the ownership and disposition of the exchange notes issued pursuant to the exchange offer that may be relevant to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). This discussion is limited to persons who acquired original notes upon their original issuance at their issue price and who will acquire the exchange notes pursuant to the exchange offer and who will hold the exchange notes as capital assets within the meaning of Section 1221 of the Code. This discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, including alternative minimum tax, nor does it discuss the U.S. federal income tax consequences to certain types of investors subject to special treatment under the U.S. federal income tax laws (for example, financial institutions, regulated investment companies, insurance companies, dealers in securities or foreign currency, tax-exempt organizations, taxpayers holding notes through a partnership or similar pass-through entity or as part of a “straddle” or “conversion transaction,” certain U.S. expatriates or other former long-term residents of the United States or U.S. Holders that have a “functional currency” other than the U.S. dollar).

If a partnership (including for this purpose an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of an exchange note, the treatment of a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the U.S. federal income tax consequences of exchanging original notes for exchange notes pursuant to the exchange offer and the owning and disposing of the exchange notes.

You are urged to consult your own tax advisors regarding the U.S. federal, state, local, foreign and other tax considerations of the exchange of original notes for exchange notes pursuant to the exchange offer and the owning and disposing of the exchange notes.

Tax Consequences of the Exchange of Original Notes for Exchange Notes

The exchange of an original note for an exchange note pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, a holder will not recognize any gain or loss upon the receipt of an exchange note pursuant to the exchange offer. The holding period for an exchange note will include the holding period of the original note exchanged pursuant to the exchange offer, and the initial tax basis in an exchange note will be the same as the adjusted tax basis in the original note as of the time of the exchange. The U.S. federal income tax consequences of holding and disposing of an exchange note received pursuant to the exchange offer generally will be the same as the U.S. federal income tax consequences of holding and disposing of an original note.

Tax Consequences of the Ownership and Disposition of Exchange Notes for U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of an original note or an exchange note that is, or is treated as, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation on a net income basis regardless of its source; or

•	a trust, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

Payments of Stated Interest

Stated interest on an exchange note will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Retirement or Redemption of the Exchange Notes

Upon the taxable disposition of an exchange note by sale, exchange, retirement or redemption, a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest not yet taken into income, which will be taxed as ordinary income as described above in “— Payments of Stated Interest”) and (ii) the U.S. Holder’s adjusted tax basis in the exchange note. A U.S. Holder’s adjusted tax basis in an exchange note generally will be the same as the adjusted tax basis in the original note as of the time of the exchange.

Any gain or loss recognized on the sale, exchange, retirement or redemption of an exchange note generally will constitute capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, retirement or redemption the U.S. Holder’s holding period for the exchange note is greater than one year. Long-term capital gain, in the case of non-corporate taxpayers, is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Medicare Surtax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay an additional 3.8% Medicare surtax on, among other things, interest income and gains from the sale or other disposition of an exchange note. U.S. Holders should consult their tax advisors as to the application of this additional surtax to their investment in the exchange notes.

Information Reporting and Backup Withholding

Under the Code, U.S. Holders may be subject, under certain circumstances, to information reporting and “backup withholding” with respect to payments on the exchange notes and the gross proceeds from dispositions of the exchange notes. Backup withholding may apply only if the U.S. Holder (i) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after a request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) fails under certain circumstances to certify properly under penalties of perjury that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit (and may entitle such U.S. Holder to a refund) against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption. In addition, payments on the exchange notes made to, and the proceeds of a sale or other disposition by, a U.S. Holder that is not an exempt recipient generally will be subject to information reporting requirements.

Tax Consequences of the Ownership and Disposition of Exchange Notes for Non-U.S. Holders

The following discussion is limited to a beneficial owner of an original note or an exchange note that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder (a “Non-U.S. Holder”).

For purposes of the discussion below, interest and gain on the sale, exchange, redemption or other disposition of an exchange note will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the conduct of a U.S. trade or business; and

•	generally, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base in the United States.

Payments of Interest

Subject to the discussions below concerning backup withholding and FATCA, payments of interest to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Generally, interest on the exchange notes will qualify as portfolio interest if the Non-U.S. Holder:

•	is not a “10-percent shareholder” of us, as defined in Section 871(h)(3) of the Code and the Treasury regulations thereunder;

•	is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code; and

•	certifies, under penalties of perjury, that such Non-U.S. Holder is not a U.S. person and provides such Non-U.S. Holder’s name and address (which certification may be made on IRS Form W-8BEN or W-8BEN-E or other appropriate substitute form).

If interest on the exchange notes does not qualify for the portfolio interest exemption and is not U.S. trade or business income, payments of interest on the exchange notes will generally be subject to U.S. withholding tax at a rate of 30% of the stated interest paid unless a treaty applies to reduce or eliminate such withholding tax. U.S. trade or business income will be taxed at regular graduated U.S. tax rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN or W-8BEN-E (in the case of a treaty exemption), or any appropriate substitute form, as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required, in certain instances, to obtain a TIN and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable Treasury regulations for payments through qualified intermediaries. Special certification rules apply to non-U.S. holders that are pass-through entities.

Sale, Exchange, Retirement or Redemption of the Exchange Notes

Subject to the discussions below concerning backup withholding and FATCA, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of an exchange note generally will not be subject to U.S. federal income tax, unless:

•	such gain is U.S. trade or business income; or

•

subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, in which case a 30% tax will apply to the net gain on such sale, which may be offset by U.S.-source capital losses, unless such tax is reduced or eliminated by treaty.

Upon a sale, exchange, retirement or redemption of an exchange note, accrued and unpaid interest will be treated as interest, as described above under the heading “— Payments of Interest.”

If a Non-U.S. Holder is subject to U.S. federal income tax on the exchange, redemption, or other disposition of the exchange notes because the gain from such disposition is U.S. trade or business income, the Non-U.S. Holder generally will be required to pay U.S. federal income tax on the gain derived from the disposition in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be required to pay branch profits tax at a 30% rate or lower rate if specified by an applicable tax treaty.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments on the exchange notes. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the exchange notes and the Non-U.S. Holder may be subject to U.S. backup withholding on payments on the exchange notes or on the proceeds from a sale or other disposition of the exchange notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act (“FATCA”), imposes a U.S. federal withholding tax of 30% on certain payments (including interest payments and, for dispositions beginning January 1, 2019, gross proceeds from a sale or other disposition of debt instruments, such as the exchange notes) to “foreign financial institutions” (“FFIs”) (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. A person that receives payments through one or more FFIs or other non-U.S. entities may receive reduced payments as a result of these rules. Foreign governments have entered into, and may continue to enter into, agreements with the United States to implement FATCA in a different manner. If FATCA withholding is imposed, a beneficial owner that is not a FFI generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return and, in the case of a non-financial foreign entity, providing the IRS with certain information regarding its substantial U.S. owners (unless an exception applies).    Investors are encouraged to consult with their tax advisors regarding the implications of FATCA on their investment in the exchange notes.

EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF HOLDING AND DISPOSING OF EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We and the guarantors have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until February 21, 2018, dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We and the guarantors will not receive any cash proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we and the guarantors will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We and the guarantors have agreed to pay all expenses incidental to the exchange offer other than commissions or concessions of any brokers or dealers and certain transfer taxes and will indemnify the holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we and the guarantors believe that the exchange notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to certain representations required to be made by each holder of exchange notes, as set forth below. However, any purchaser of exchange notes who is an “affiliate” (as defined in Rule 405 under the Securities Act) of ours and the guarantors or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the applicable interpretation of the staff of the SEC;

•	will not be able to tender its original securities in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange notes unless such sale or transfer is made pursuant to an exemption from such requirements.

We and the guarantors do not intend to seek our own interpretations regarding the exchange offer, and there can be no assurance that the SEC’s staff would make a similar determination with respect to the exchange notes as it has in other interpretation to other parties, although we and the guarantors have no reason to believe otherwise.

LEGAL MATTERS

K&L Gates LLP, Pittsburgh, Pennsylvania, will pass upon the validity of the exchange notes and the guarantees by the guarantors. In rendering its opinion, K&L Gates LLP will rely upon the opinion of Dinsmore & Shohl LLP, Pittsburgh, Pennsylvania, as to all matters governed by the laws of the State of Missouri, the State of Ohio, the State of Tennessee, the Commonwealth of Virginia and the State of Wisconsin.

EXPERTS

The consolidated financial statements of Westinghouse Air Brake Technologies Corporation and subsidiaries appearing in Westinghouse Air Brake Technologies Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2016 (including the schedule appearing therein), and the effectiveness of Westinghouse Technologies Corporation’s internal control over financial reporting as of December 31, 2016 (excluding the internal control over financial reporting of Workhorse Rail LLC (“Workhorse”), Faiveley Transport S.A. (“Faiveley”), Precision Turbo & Engine (“Precision Turbo”), Unitrac Railroad Materials (“Unitrac”), and Gerken Group SA (“Gerken”), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on the consolidated financial statements for year 2016 is based in part on the report of PricewaterhouseCoopers Audit, independent registered public accounting firm and which as to the report on the effectiveness of Westinghouse Air Brake Technologies Corporation’s internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Workhorse, Faiveley, Precision Turbo, Unitrac, and Gerken from the scope of such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference, Such financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The audited financial statements of Faiveley Transport S.A. as of December 31, 2016 and November 30, 2016, and the results of operations and cash flows for the period from November 30, 2016 to December 31, 2016, not separately incorporated by reference in this offering memorandum, have been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, whose report thereon is incorporated by reference herein. The audited financial statements of Westinghouse Air Brake Technologies Corporation to the extent they relate to Faiveley Transport S.A. have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Faiveley Transport S.A. included in Exhibit 99.1 of Westinghouse Air Brake Technologies Corporation’s Form 8-K/A dated February 14, 2017 have been incorporated in reliance on the report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect without charge any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Arch Coal, Inc. Our common stock is traded on the New York Stock Exchange. You may also inspect the information we file with the SEC at the New York Stock Exchange’s offices at 20 Broad Street, New York, NY 10005. Information about us is also available at www.wabtec.com. The information on our Internet site is not a part of this prospectus.

We are “incorporating by reference” into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring you to these documents filed with the SEC. The information incorporated by reference is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus and prior to the termination of this exchange offer will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any filing that we will make with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including such documents filed with the SEC by us after the date of this prospectus and prior to the time we complete the exchange offer (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

Our SEC Filings (File No. 1-12001)	Period for or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2016
Quarterly Report on Form 10-Q	Quarter ended March 31, 2017
Current Reports on Form 8-K or Form 8-K/A	February 6 and 14, March 13 (two filings), and May 15, 2017
The portions of our Definitive Proxy Statement on Schedule 14A that are deemed “filed” with the SEC under the Exchange Act	March 31, 2017

Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into this prospectus.

Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of that contract, agreement or other document, those references are qualified in all respects by reference to all of the provisions contained in that contract or other document.

Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document which also is incorporated by reference into this prospectus modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or that the information incorporated by reference into this prospectus is accurate as of any date other than the date of the document being incorporated by reference.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts, agreements or documents which are referred to in this prospectus. Requests should be directed to David L. DeNinno, Esq., Executive Vice President, General Counsel and Secretary, Westinghouse Air Brake Technologies Corporation, 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148-0001; telephone number: (412) 825-1000.

Offer to Exchange

Up to $750,000,000 aggregate principal amount of

3.450% Senior Notes due 2026 (CUSIP No. 960386 AL4)

which have been registered under the Securities Act of 1933, as amended for

Any and All of Our Outstanding 3.450% Senior Notes due 2026

(CUSIP Nos. 960386 AJ9 and U96036 AB1)

The exchange offer will expire at 5:00 p.m., New York City time,

on August 25, 2017, unless earlier terminated or extended.

PROSPECTUS

July 26, 2017

DEALER PROSPECTUS DELIVERY OBLIGATION

Until February 21, 2018, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment of subscriptions.